港燈
HK Electric

Annual Report 2006

Hongkong Electric Holdings Ltd.

(Stock Code: 0006)

Hongkong Electric Holdings Limited (HEH) is the holding company of The Hongkong Electric Company, Limited (HEC), Hongkong Electric International Limited (HEI) and Associated Technical Services Limited (ATS).

HEC is the main operating company of HEH. Founded in 1889, HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEI was established in 1997 as the international investment arm of HEH. HEI has interests in several power-related businesses in Australia, Thailand and the United Kingdom.

ATS is a wholly-owned subsidiary of the HEH. It was established in 1975 as an engineering consultancy firm serving the electricity supply industry.

HEH is listed on The Stock Exchange of Hong Kong and is one of the 38 constituent shares of the Hang Seng Index in Hong Kong.


hongkong electric
港燈
HK Electric



The future looks cleaner

Hongkong Electric is committed to improving the air quality in Hong Kong. We have taken the lead in introducing renewable energy in Hong Kong with the commissioning of Hong Kong's first wind turbine in February 2006. The commissioning of our first gas-fired generation unit in October 2006, our emission reduction programme and our continuing efforts to promote energy efficiency and conservation, will provide a strong platform for a cleaner future.

By 2010, more than 90% of the electricity generated at the Lamma Power Station will be by gas-fired units and coal-fired units fitted with flue gas desulphurisation plants and low nitrogen oxide burners.



- We have awarded contracts for the installation of two flue gas desulpurisation (FGD) plants. These will be in addition to the three existing FGD plants we have already installed.

- The newly commissioned Unit 9 is our first combined cycle generating unit fuelled by natural gas, one of the cleanest fuels available. Approximately 15% of the electricity generated at Lamma in 2007 will be from natural gas.

- Lamma Winds, Hong Kong's first wind power station, allows us to study the feasibility of developing renewable energy projects on a larger scale in Hong Kong.



1.



2.



3.

1. The Lamma Power Station Extension houses Unit 9, our first combined-cycled gas unit.

2. Liquefied natural gas is transported from Australia to Shenzhen before it is piped to the Lamma Power Station.

3. Lamma Winds is the name chosen for the wind turbine from a naming competition which attracted about 4,000 submissions.

Financial Highlights

HK$ million	2006	2005	2004	2003	2[illegible]2
Turnover	**12,181**	11,622	11,407	11,250	11,[illegible]5
Profit attributable to shareholders	**6,842**	8,562	6,256	6,000	6,[illegible]3
Dividends	**3,948**	4,952	3,778	3,650	3,[illegible]0
Fixed assets	**46,496**	46,258	45,276	45,024	45,[illegible]2
Shareholders' funds	**44,085**	41,685	37,572	35,061	32,[illegible]7
HK$					
Earnings per share	**3.21**	4.01	2.93	2.81	[illegible]06
Dividends per share					
Ordinary	**1.85**	1.59	1.77	1.71	1[illegible]1
Special	-	0.73	–	–	–

Profit Attributable to Shareholders (HK$ million)


Extraordinary Profit
8,000
6,000
4,000
2,000
6,533
6,000
6,256
8,562
1,560
7,002
6,842
02
03
04
05
06

Fixed Assets (HK$ million)


47,000
46,000
45,000
44,000
43,000
42,000
41,000
40,000
45,202
45,024
45,276
46,258
46,49[illegible]
02
03
04
05
06

Turnover (HK$ million)


12,500
12,000
11,500
11,000
10,500
10,000
9,500
9,000
11,605
11,250
11,407
11,622
12,181
02
03
04
05
06

Dividends Per Share (HK$)


Special
3.50
3.00
2.50
2.00
1.50
1.00
0.50
1.71
1.71
1.77
2.32
0.73
1.59
1.85
02
03
04
05
06

Chairman's Statement



The year 2006 saw continued challenges for our electricity business in Hong Kong. Unit sales of electricity grew by only 0.2% in 2006 compared with 1.5% in 2005, maximum demand in 2006 was 2,597 MW (2,565 MW in 2005). Unit sales growth in 2006 was negatively impacted by a cooler than normal summer as well as the effect of various energy savings initiatives. Higher fuel costs continued to apply pressure on tariffs in 2006. These factors together with the fact that The Hongkong Electric Co., Ltd. (HEC) continued to charge lower electricity tariffs than it is entitled to do under the scheme of control in order to minimise tariff increases for its customers resulted in HEC earning less than the permitted return specified in the scheme of control for the fourth consecutive year. Reliability was however not compromised in 2006 and our customers continued to enjoy reliability in electricity supply of over 99.999%. This is a world class reliability level that is often taken for granted in Hong Kong however as was seen during the summer of 2006 it is a level of reliability not enjoyed elsewhere particularly in parts of North America and Europe. Maintaining this high standard of reliability which Hong Kong residents have come to expect and which Hong Kong as a leading financial centre has come to rely on continues to be our highest priority.

Outside of Hong Kong, the Group's international operations continued to perform well in 2006. Excluding extraordinary items and non-cash tax adjustments recorded in 2005 and the Group's lower attributable interest in the Australian electricity distribution businesses in 2006, the results for the Group's international operations in 2006 compared favourably with those achieved in 2005.

Chairman's Statement

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2006 was HK$6,842 million (2005 : HK$8,562 million), a decrease of 20%. Earnings from the Group's Hong Kong operations were HK$6,173 million (2005 : HK$5,508 million), the higher earnings in 2006 were primarily due to the lower HEC special subsidy and operating costs and lower Group financing costs. Earnings from the Group's international operations were HK$669 million (2005 : HK$3,054 million). The lower international operations earnings in 2006 were primarily due to the exceptional gain of HK$1,560 million and non-cash tax adjustment of HK$648 million recorded in the international operations results in 2005. In addition, the Group's interest in the Australian electricity businesses was reduced from 50% to 27.93% at the end of 2005.

Final Dividend

The Directors will recommend a final dividend of HK$1.27 per share, payable on 11th May 2007 to those persons registered as shareholders on 10th May 2007. This, together with the interim dividend of HK$0.58 per share, will give a total dividend of HK$1.85 per share for the year (2005 : HK$1.59 per share total ordinary dividend and HK$0.73 per share special dividend totalling HK$2.32 per share).

Hong Kong Operations

With the commissioning of HEC's first gas-fired combined cycle unit, Unit 9, in October 2006 the generating capacity of the Lamma Power Station increased from 3,420 MW to 3,755 MW. The addition of Unit 9 will enable HEC to reduce emissions from the Lamma Power Station through the increased use of gas and help to meet future electricity demand. The associated infrastructure for Unit 9 which is housed in the Lamma Power Station Extension and the 93km submarine gas pipeline from the Guangdong Dapeng Liquefied Natural Gas Terminal in Shenzhen were completed on time enabling the commissioning of Unit 9 on schedule and within budget. Further emission reduction activity continued during the year at the Lamma Power Station with the awarding of contracts for the installation of two flue gas desulphurisation units. These new units are in addition to the three desulphurisation units already installed.

Lamma Winds, the wind turbine on Lamma Island ar its associated exhibition centre has become a popul educational tool on renewable energy. From its offici commissioning in February 2006 to the end of 2006, the wind turbine has generated approximately 700,000 kWh. The wind turbine, the first in Hong Ko , is our first venture into renewable energy. It is providi us with valuable information and experience in the operation of wind turbines which will benefit us as w evaluate our proposed 100 MW wind farm for which we are currently undertaking preliminary environmen impact assessment work.

High coal prices continued to put pressure on fuel costs in 2006. In order to mitigate the impact of high prices we continued to source and use a wide variet of coal during the year. Coal prices have remained h during the early part of 2007 notwithstanding the lov r oil prices.

In 2006, the highest reliability rating since our reliabil targets were first published in 1993 was achieved. A supply reliability rating of 99.999% has been consistently achieved since 1997. All of our pledged service standards were met in 2006 and a record number of commendations were received during the year for our customer service.

We continued to participate in environmental and community activities in 2006. The Smart Power and Green Lamma Green campaigns which are ongoing projects aimed at promoting conservation and energ efficiency continued to be well received with high participation rates. In February 2006, we launched t Hongkong Electric Clean Energy Fund to coincide w the commissioning of Lamma Winds, our wind turbi on Lamma Island, in order to increase public awarer ss of renewable energy. We also continued to be active the community with our 700 strong Hongkong Elect volunteers team.

International Operations

Our Australian electricity distribution businesses in South Australia and Victoria achieved good financial and operational performance in 2006 with the businesses exceeding financial targets. Revenue and demand in both the businesses increased in 2006.

Northern Gas Networks in which we have a 19.9% interest operates a gas distribution network in northern England. The results of Northern Gas were in line with our forecast with increased dividends being paid in 2006.

In Thailand, construction on the 1,400 MW gas-fired power station in Ratchaburi province in which we have a 25% interest is well underway and commissioning of the power station is scheduled for 2008.

Future Development of the Electricity Market in Hong Kong

In 2006, the Hong Kong Government concluded its consultation process on the future development of the electricity market in Hong Kong. There was a general consensus arising from that consultation process that the existing scheme of control regulatory framework should be continued and that reliability and safety of supply were the most important factors and should be the key consideration in the future development of the electricity market. We stated in our consultation submission that the existing scheme of control and the permitted return under that scheme have ensured that the necessary investment has been made in the generating capacity and transmission and distribution network to achieve the high degree of stability and reliability that we have in Hong Kong. We also stated that the return in any new regulatory arrangement must be sufficient to incentivise investment in Hong Kong's electricity infrastructure so as not to jeopardise the existing high level of quality and reliability of supply. Additionally, the period of any new regulatory arrangement must be sufficiently long bearing in mind the long-term nature of investment in electricity infrastructure where asset lives often exceed 30 years. We also indicated that the Government must make clear its environmental policy for the future in order to enable us to undertake the necessary long-term planning required to meet both emission and fuel supply requirements.

We have now commenced our discussions with the Government on the regulatory framework following the expiry of the scheme of control in 2008. Any post 2008 regulatory framework must recognise the investment made by our shareholders in Hong Kong's electricity infrastructure which has enabled Hong Kong to enjoy the high stability and reliability in electricity supply that it has today and also the vital interest of our customers in the continued security and reliability of electricity supply.

Outlook

In Hong Kong, we expect the trend of low sales growth in electricity to continue in 2007. High coal and natural gas prices are also expected to continue to put pressure on fuel costs. We will move forward with our emission reduction initiatives at the Lamma Power Station. Following the commissioning of Unit 9, gas is expected to fuel 15% of the electricity generated by the Lamma Power Station in 2007. Work is underway to retrofit two existing coal-fired units with flue gas desulphurisation plants and low nitrogen oxide burners. Following completion of these works, which is scheduled for 2010, more than 90% of the electricity generated at the Lamma Power Station will be generated by gas and by coal-fired units fitted with flue gas desulphurisers and low nitrogen oxide burners.

Internationally, we will continue to look for investment opportunities in order to increase earnings and to reduce the proportion of our earnings derived from the electricity operations in Hong Kong.

I would like to take this opportunity to thank the Board of Directors for their guidance during the year and the management and staff for their commitment and hard work in 2006.

Canning Fok Kin-ning

Chairman

Hong Kong, 8th March 2007

The Board of Directors

Canning Fok Kin-ning
Chairman

Aged 55. Appointed to the Board in 1985 and became Chairman in 2005. He is the Group Managing Director of Hutchison Whampoa Limited ("Hutchison"), the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI") and a Director of Cheung Kong (Holdings) Limited ("Cheung Kong"), all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). In addition, he is the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications International Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. He also acts as a Director of Hutchison International Limited, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum

Group Managing Director

Aged 75. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI, a substantial shareholder of the Company. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Susan Chow Woo Mo-fong

Aged 53. Appointed to the Board in 1996 and re-designated from a Non-executive Director to an Executive Director in May 2006. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI and Hutchison Harbour Ring Limited. She is also a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and TOM Group Limited. She acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Hutchison, CKI, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., Hutchison International Limited and Hutchison Infrastructure Holdings Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration.

Andrew John Hunter

Aged 48. Appointed to the Board in 1999, prior to which he *was Finance Director of the Hutchison Property Group. He v* Group Finance Director from 1999 to January 2006. Mr. Hur is Chief Financial Officer of Cheung Kong and an Executive Director and Chief Operating Officer of CKI, both substantial shareholders of the Company within the meaning of Part XV of the SFO. He is also a Non-executive Director of Spark Infrastructure Group. Mr. Hunter holds Master of Arts and Master of Business Administration degrees and is a membe the Institute of Chartered Accountants of Scotland.

Kam Hing-lam

Aged 60. Appointed to the Board in 1993. He is President a Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc., the Deputy Managing Director of Cheung Kong, an Executive Director of Hutchison, Group Managing Direct *of CKI and a Non-executive Director of Spark Infrastructure* Group. Mr. Kam acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and Hutchis International Limited. Mr. Kam is a member of the Beijing Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is an uncle of Mr. Victor Li Tzar-kuoi, an Executive Director of the Compar

Francis Lee Lan-yee

Director & General Manager (Engineering)

Aged 66. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He holds Bachelor of Science degree and a Master of Science degre in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi

Aged 42. Appointed to the Board in 1994. He is the Manag Director and Deputy Chairman of Cheung Kong, the Chairr of CKI and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Bankinç Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 10th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Executive Committee of the Commission on Strategic Development of the Hong Kong Special Administrative Reg

Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and Hutchison International Limited. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Li is a nephew of Mr. Kam Hing-lam, an Executive Director of the Company.

Neil Douglas McGee

Group Finance Director

Aged 55. Appointed to the Board in 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.

Frank John Sixt

Aged 55. Appointed to the Board in 1998. He is Group Finance Director of Hutchison, the Chairman of TOM Group Limited and TOM Online Inc. and an Executive Director of CKI. He is also a Director of Cheung Kong, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications International Limited, Husky Energy Inc. and Partner Communications Company Ltd.. Mr. Sixt acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited, Hutchison International Limited and Hutchison Infrastructure Holdings Limited. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Wan Chi-tin

Director & General Manager (Corporate Development)

Aged 56. Appointed to the Board in 2005. Mr. Wan worked with the Hongkong Electric Group from 1978, holding positions of Chief Electrical Engineer of The Hongkong Electric Company, Limited and Deputy General Manager of Associated Technical Services Limited. He served as Chief Executive Officer of Powercor and CitiPower from September 2000 to June 2003. He then took up the position of General Manager (Corporate Development) in July 2003. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an Honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers.

Ronald Joseph Arculli*

Aged 68. Appointed to the Board in 1997. He is a practising solicitor and a non-official member of the Executive Council. Mr. Arculli also serves on the committees of various government and public service bodies. Mr. Arculli is Chairman of Hong Kong Exchanges and Clearing Limited and a Director of a number of listed companies in Hong Kong. He has served on the Legislative Council from 1988 to 2000.

George Colin Magnus*

Aged 71. Appointed to the Board in 1985. He was Chairman from 1993 to October 2005. Mr. Magnus is a Non-executive Director of Cheung Kong, Hutchison and CKI, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. He holds a Master's degree in Economics.

Ewan Yee Lup-yuen*

Aged 68. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institution of Engineering and Technology in the United Kingdom and a Chartered Engineer.

Holger Kluge*

Aged 65. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also a Director of Husky Energy Inc. and Shoppers Drug Mart. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*

Aged 73. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*

Aged 73. Appointed to the Board in 1985. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also an Independent Non-executive Director of The Bank of East Asia, Limited.

Executive Director

* Non-executive Director

* Independent Non-executive Director

Senior Management




8
10
11
12
7
9
2
3
4
6
5
1

1. Tso Kai-sum
2. Lillian Wong Lee-wah
3. Francis Lee Lan-yee
4. Wan Chi-tin
5. Neil Douglas McGee
6. Mimi Yeung Yuk-chun
7. Tso Che-wah
8. Yuen Sui-see
9. Trini Chan Lai-yee
10. Francis Cheng Cho-ying
11. Chu Wing-kin
12. Charles Tsai Chao-chung

Tso Kai-sum

Group Managing Director

Aged 75. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positic s of Chief Project Engineer of The Hongkong Electric Compan Limited and Executive Director of Associated Technical Serv s Limited. He is also an Executive Director of CKI, a substanti shareholder of the Company. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Trini Chan Lai-yee

Aged 52, General Manager (Human Resources), has been with the Group since December 2005. Ms. Chan has over 25 years of experience in human resources management and administration. She holds a Bachelor's degree in Politics and Education.

Francis Cheng Cho-ying

Aged 50, General Manager (Generation), has been with the Group since August 1979. Mr. Cheng has worked in the Technical Services, Operations and Maintenance Departme of the Generation Division before his promotion to the prese position. He holds a Bachelor's degree in Chemistry and is a Fellow of the Royal Society of Chemistry in the United Kingc n. He is also a Member of the Hong Kong Institution of Engine s.

Chu Wing-kin

Aged 56, General Manager (Group Commercial), has been with the Group since July 1974. Dr. Chu is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers and Institution of Engineering and Technology in the United Kingdom. He is also a Member of the Institution of Engineers in Australia and holds a Master's and a Doctoral degree in Business Administration.

Francis Lee Lan-yee

Director & General Manager (Engineering)

Aged 66. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Neil Douglas McGee

Group Finance Director

Aged 55. Appointed to the Board in 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.

Charles Tsai Chao-chung

Aged 50, Director and General Manager of Hongkong Electric International Limited, has been with the Group since June 1987. Mr. Tsai has over 10 years of experience in the power investment sector. He holds a Bachelor of Applied Science Degree in Mechanical Engineering, and is a Registered Professional Engineer and a Chartered Engineer. He is also a Member of the Hong Kong Institution of Engineers and the Institute of Mechanical Engineers in the United Kingdom.

Tso Che-wah

Aged 57, General Manager (Projects), has been with the Group since April 1980. Dr. Tso has over 30 years of experience in project management. He holds a Bachelor's degree in Engineering, a Master's degree in Thermal Power Engineering and a Doctoral degree in Business Administration. He is a Chartered Engineer, and a Fellow of the Hong Kong Institution of Engineers and the Institution of Mechanical Engineers in the United Kingdom.

Wan Chi-tin

Director & General Manager (Corporate Development)

Aged 56. Appointed to the Board in 2005. Mr. Wan worked with the Hongkong Electric Group from 1978, holding positions of Chief Electrical Engineer of The Hongkong Electric Company, Limited and Deputy General Manager of Associated Technical Services Limited. He served as Chief Executive Officer of Powercor and CitiPower from September 2000 to June 2003. He then took up the position of General Manager (Corporate Development) in July 2003. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an Honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers.

Lillian Wong Lee-wah

Aged 52, Company Secretary, has been with the Group since June 1997. Ms. Wong has over 20 years of experience in company secretarial practice. She is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Mimi Yeung Yuk-chun

Aged 43, General Manager (Public Affairs), has been with the Group since July 2003. Ms. Yeung has over 20 years of experience in journalism and corporate communications. She holds a Bachelor of Arts degree and a Master's degree in Public Administration.

Yuen Sui-see

Aged 56, General Manager (Transmission & Distribution), has been with the Group since May 1986. Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.



Corporate Governance Practices

The Company is committed to sound corporate governance practices. The Company recognises that corporate governance practices are fundamental to the smooth, effective and transparent operation of a company and its ability to attract investment, protect the rights of shareholders and stakeholders, and enhance shareholder value.

The Company has complied with the applicable code provisions in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the year ended 31st December 2006 except as noted hereunder.

Board of Directors

The Board, led by the Chairman, is responsible for the approval and monitoring of Group-wide strategies and policies, approval of annual budget and business plans, evaluating the performance of the Group, and oversight of management. Management is responsible for the day-to-day operations of the Group under the leadership of th Group Managing Director.

As at 31st December 2006, the Board comprised sixteen Directors as follows:

Executive Directors

Mr. Canning Fok Kin-ning
(Chairman)

Mr. Tso Kai-sum
(Group Managing Director)

Mrs. Susan Chow Woo Mo-fong(1)

Mr. Andrew John Hunter(2)

Mr. Kam Hing-lam(3)

Mr. Francis Lee Lan-yee
(Director & General Manager (Engineering))



Mr. Victor Li Tzar-kuoi[3]

Mr. Neil Douglas McGee[4]
(Group Finance Director)

Mr. Frank John Sixt

Mr. Wan Chi-tin
(Director & General Manager
(Corporate Development))

Non-executive Directors

Mr. Ronald Joseph Arculli

Mr. George Colin Magnus

Mr. Ewan Yee Lup-yuen

Independent Non-executive Directors

Mr. Holger Kluge

Mr. Ralph Raymond Shea

Mr. Wong Chung-hin

Notes:

(1) Mrs. Susan Chow Woo Mo-fong is also Alternate Director to Mr. Canning Fok Kin-ning and Mr. Frank John Sixt.

(2) Mr. Andrew John Hunter ceased to be Group Finance Director with effect from 1st February 2006.

(3) Mr. Kam Hing-lam is an uncle of Mr. Victor Li Tzar-kuoi.

(4) Mr. Neil Douglas McGee assumed position of Group Finance Director with effect from 1st February 2006.

Biographical details of the Directors are set out in "The Board of Directors" section on pages 8 to 9 of the Annual Report.

The Board meets at least four times a year. Throughout the year, Directors also participate in the consideration and approval of routine and operational matters of the Company by way of circular resolutions with supporting explanatory write-up, coupled with briefings from the Group Managing Director, the Group Finance Director and the Company Secretary as required. Directors at all times have full access to information on the Group. They have independent access to senior management for information on the Group and unrestricted access to the services of the Company Secretary. Further, a procedure has been established to enable Directors to seek independent professional advice whenever deemed necessary by them at the Company's expense.

The Board held four meetings during the 2006 financial year. The record of attendance of each Director is as follows:

	Name of Director	Attended / Eligible to Attend
Executive Directors	Mr. Canning Fok Kin-ning *(Chairman)*	4/4*
	Mr. Tso Kai-sum *(Group Managing Director)*	4/4
	Mrs. Susan Chow Woo Mo-fong	4/4
	Mr. Andrew John Hunter	4/4
	Mr. Kam Hing-lam	4/4
	Mr. Francis Lee Lan-yee	4/4
	Mr. Victor Li Tzar-kuoi	2/4
	Mr. Neil Douglas McGee	4/4
	Mr. Frank John Sixt	3/4*
	Mr. Wan Chi-tin	4/4
Non-executive Directors	Mr. Ronald Joseph Arculli	4/4
	Mr. George Colin Magnus	4/4
	Mr. Ewan Yee Lup-yuen	3/4
Independent Non-executive Directors	Mr. Holger Kluge	3/4
	Mr. Ralph Raymond Shea	4/4
	Mr. Wong Chung-hin	4/4

* *One meeting was attended by his Alternate Director.*

Directors receive at least 14 days prior written notice of a regular meeting and may propose matters for discussion to be included in the agenda. An agenda with supporting board papers is sent to Directors no less than three days prior to the meeting.

The minutes of board meetings are prepared by the Company Secretary with details of the decisions reached, any concerns raised and dissenting views expressed. The draft minutes are sent to all Directors for comment before being formally signed by the chairman of the meeting. Copies of the final version of board minutes are sent to Directors for their information and records.

The Non-executive Directors are not appointed for a specific term as provided for under Code A.4.1 of the Code. According to the Company's Articles of Association, they, similar to all other Directors, are required to retire from office by rotation and be subject to re-election once every three years.

The Chairman and the Group Managing Director r ay recommend candidates for election to the Board. The principal consideration is to build an effective and complementary board with the expertise, skills and experience relevant to the Group's businesses. Potential candidates for Independent Non-executive Director will also be reviewed to determine whether they are independent accordir to the requirements of the Listing Rules, and their at ity to devote sufficient time to Board and committee meetings. Credentials of candidates are put forwa d to the Board for consideration in respect of any proposed appointment of new Director. During 2C 6, no additional Director was appointed by the Boar

Every newly appointed Director receives briefings and a package of orientation materials on the operations and businesses of the Group. The Company Secretary updates Directors on the latest developments and changes to the Listing F les and the applicable legal and regulatory requireme ts

regarding subjects necessary in the discharge of their duties. As part of the continuous professional development exercise, Directors are invited to seminars on Corporate Governance and Duties of Directors of Listed Companies conducted by members of the legal profession.

Directors' Securities Transactions

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as the Group's code of conduct regarding Directors' securities transactions. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the year ended 31st December 2006.

Senior managers who are likely to be in possession of unpublished price sensitive information regarding the Company and its securities are also required to comply with the Model Code.

Directors' Responsibility for Preparing Accounts

The Directors acknowledge their responsibility to prepare financial statements for each half and full financial year which give a true and fair view of the state of affairs of the Group.

Chairman and Group Managing Director

The position of the Chairman (Mr. Canning Fok Kin-ning) and the Group Managing Director (Mr. Tso Kai-sum) are held by separate individuals.

The Chairman is responsible for providing leadership to, and overseeing the functioning of, the Board to ensure that the Board acts in the best interests of the Group. The Chairman approves Board meeting agendas and ensures that Board meetings are planned and conducted effectively. In addition to Board meetings, the Chairman holds meetings with Executive Directors and at least one meeting annually with Non-executive Directors without the presence of Executive Directors. The Chairman also acts in an advisory capacity to the Group Managing Director in all matters covering the interests and management of the Group.

The Group Managing Director, working with the executive management team of each operating unit, is responsible for managing the businesses of the Group, attending to the formulation and successful implementation of Group policies and assuming full accountability to the Board for all Group operations. The Group Managing Director attends to developing strategic operating plans and is directly responsible for maintaining the operational performance of the Group. Working with the Group Finance Director, other Executive Directors and the general manager of each operational division, he ensures that the funding requirements of the businesses are met and closely monitors the operating and financial results of the businesses against plans and budgets, taking remedial action when necessary. He maintains an ongoing dialogue with the Chairman and all other Directors to keep them informed of all major business development and issues. He is also responsible for building and maintaining an effective team to support him in his role.

Independent Non-executive Directors

Each of Messrs. Holger Kluge, Ralph Raymond Shea and Wong Chung-hin, Independent Non-executive Directors of the Company, has provided to the Company a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board considers all the Independent Non-executive Directors to be independent.

Remuneration Committee

The Remuneration Committee is chaired by the Chairman, Mr. Canning Fok Kin-ning with Mr. Ralph Raymond Shea and Mr. Wong Chung-hin, both Independent Non-executive Directors as members.

The principal responsibilities of the Remuneration Committee include reviewing and considering the Company's policy for remuneration of Executive Directors and senior management, and determining their remuneration packages. The terms of reference of the Remuneration Committee are published on the Company's website.

The Group's human resources division assists the Remuneration Committee by providing relevant remuneration data and market conditions for the Committee's consideration. The Committee also has access to professional advice where necessary. The remuneration of Executive Directors and senior management is determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. Remuneration is performance-based and coupled with an incentive system is competitive to attract and retain talented employees.

The Remuneration Committee held one meeting in 2006 which was attended by all members. During the meeting, the Committee reviewed the policies on the remuneration of the Executive Directors and senior management of the Group and determined their remuneration for the 2007 financial year. None of the Executive Directors participated in the determination of their own remuneration.

Audit Committee

The Audit Committee comprises four members. It is chaired by Mr. Wong Chung-hin (an Independent Non-executive Director) and the other members are Mr. Ronald Joseph Arculli (a Non-executive Director), Mr. Holger Kluge (an Independent Non-executive Director) and Mr. Ralph Raymond Shea (an Independent Non-executive Director). None of ıe Committee members is a partner or former partne ɔf KPMG, the Company's external auditors.

The Audit Committee reports directly to the Boarc of Directors and its principal responsibilities incluc the review and supervision of the Group's financia reporting and internal control systems and the rev w of the Company's financial statements. The Audit Committee also meets regularly with the Compan; external auditors to discuss the audit process and accounting issues. The terms of reference of the Audit Committee are published on the Company's website.

The Audit Committee held three meetings in 2006. The record of attendance of its members is as follows:

Name of Member	Attended / Eligible to Att ıd
Mr. Wong Chung-hin *(Chairman)*	3/3
Mr. Ronald Joseph Arculli	2/3
Mr. Holger Kluge	3/3
Mr. Ralph Raymond Shea	3/3

During the meetings, the Audit Committee review 1 and considered the Group accounts for the year ended 31st December 2005, the management let ır from KPMG and management's action in respons thereto, the audit fee for the 2005 Group accoun the re-appointment of auditors, the internal contr assessment declaration for the year 2005 made t the Group Managing Director and Group Finance Director, the Group's risk management report, non-audit services provided by KPMG in the year 2005, internal audit plan for 2006, the accounts f the six months ended 30th June 2006, the exterr audit plan for 2006 financial statements, and all internal audit reports compiled during the year. Representatives from KPMG, the external auditor were invited to attend two of the above meetings and they discussed various accounting issues wi the Committee.

Internal Control and Risk Management

Introduction

The Board has overall responsibility for the Group's system of internal control and reviews its effectiveness to ensure that policies and procedures in place for the identification and management of risks are adequate.

The Audit Committee assists the Board in meeting its responsibility for maintaining an effective system of internal control. It reviews the process by which the Group evaluates its control environment and its risk assessment process, and the way in which business and control risks are managed. It also reviews the annual work plans of the Group Manager - Internal Audit, and considers the report of the Group Managing Director and Group Finance Director to the Committee on the effectiveness of internal controls in the Group business operations. These reviews and reports are taken into consideration by the Committee when it makes its recommendation to the Board for approval of the annual consolidated financial statements.

Internal Control Environment

The Group's management encourages a risk aware and control conscious environment throughout the Company. Management sets objectives, performance targets and policies for the management of key risks including strategic planning, acquisitions, investments, expenditure control, treasury, environment, health and safety, and customer service.

Full-time Executive Directors review operational and financial reports and key operating statistics of each division and hold regular meetings with the division general managers to review their reports. The Executive Directors also meet regularly to review and discuss management reports on the performance of the Group.

Full-time Executive Directors and senior executives are appointed to the boards and board committees of all material operating subsidiaries and associates for monitoring the operations of those companies. There is a comprehensive system for reporting information by those companies to the Company's management.

Budgets are prepared annually by the management of the operating units and are subject to review and approval firstly by the Group Managing Director and then by the Board. Re-forecasts of operating results for the current year are prepared on a quarterly basis, reviewed for differences to the budget and for approval by the Executive Directors.

The Group Finance Director has established guidelines and procedures for the approval and control of expenditures. Operating expenditures are subject to overall budget control, with approval levels being set by reference to the level of authority of each executive and officer. Capital expenditures are also subject to overall control within the approved budget of individual projects with more specific control and approval being required for overspending, unbudgeted expenditures and material expenditures within the approved budget. Monthly reports of actual versus budgeted and approved expenditures are also reviewed.

The Group Finance Director is in charge of the treasury function overseeing the Group's investment and lending activities. Treasury regularly reports on the Group's cash and liquid investments, borrowings and movements thereto, outstanding contingent liabilities and financial derivatives commitments. The Board has approved and adopted treasury policies to manage the financial risks of the Group and the operational risks associated with such risk management activities.

The Group Manager - Internal Audit, reporting to the Group Finance Director, provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group's business operations. Using risk assessment methodology and taking into account the dynamics of the Group's activities, Internal Audit prepares its yearly audit plan which is reviewed and approved by the Audit Committee. Internal Audit's reports on the Group's operations are reviewed by the Audit Committee. Internal Audit follows up on its reports to ensure that its recommendations are implemented by the operating units. The scope of work performed by Internal Audit includes financial and operations review, recurring and unscheduled audits, fraud investigation and productivity efficiency reviews. With the assistance of Internal Audit, the Group Managing Director and Group Finance Director assess the Group's internal control system, formulate an opinion on the system, and report their findings to the Audit Committee and the Board.

Reports from the external auditors on internal controls, if any, are presented to the Audit Committee. These reports are considered and reviewed and the appropriate action taken if required.

The Group Managing Director and Group Finance Director have the responsibility of developing and implementing risk mitigation strategies including the deployment of insurance to transfer the financial impact of risk. The Company Secretary, working with the operating units, is responsible for arranging appropriate insurance coverage for the Group.

Code of Conduct

The Group places great emphasis on employees' ethical standards and integrity in all aspects of its operations. Employees are required to adhere to the standards set out in the Group's Code of Conduct.

Auditors' Reporting Responsibilities

The reporting responsibilities of KPMG, the Auditc ;, are stated in the Independent Auditor's Report on page 48 of the Annual Report.

Auditors' Remuneration

An analysis of the fees of KPMG and other external auditors is shown in note 9 to the financi statements on page 70 of the Annual Report.

Shareholders

The Company has established a range of communication channels between itself and its shareholders, investors and other stakeholders. These include the annual general meeting, the ann al and interim reports, notices, announcements and circulars, the Company's website at www.heh.cor and meetings with investors and analysts.

2006 Annual General Meeting

The Annual General Meeting is a main channel of communication between Directors and shareholders. The 2006 Annual General Meeting was held on 11th May 2006. The notice of meetin the Company's annual report and the circular containing information on the proposed resolutior were sent to shareholders more than 21 days prior to the meeting. The Chairman of the Board was unable to attend the meeting as provided for under Code E.1.2 of the Code as he was out of Hong Kong on business. The shareholders voted r the Group Managing Director to act as chairman (the meeting. The chairman of the Audit Committe and members of the Remuneration Committee we e available to answer questions from the shareholde s. At the meeting, a separate resolution was propos d by the chairman in respect of each substantially separate issue, and voting on each resolution wa: conducted by way of a poll. The procedure for demanding a poll by shareholders was set out in e circular despatched together with the Company's annual report, and the poll voting procedure was

explained fully to shareholders during the meeting. The resolutions proposed at the meeting and the percentage of votes cast in favour of them are set out below:

- Statement of accounts and the reports of the directors and auditors for the year ended 31st December 2005 (99.9997%);

- Declaration of a final dividend of HK$1.01 per share (99.9997%);

- Declaration of a special dividend of HK$0.73 per share (99.9997%);

- Election of Messrs. Neil Douglas McGee, Wan Chi-tin, Ralph Raymond Shea and Wong Chung-hin as Directors (78.3127% to 99.8138% in respect of each individual resolution);

- Appointment of KPMG as auditors and authorisation of Directors to fix their remuneration (99.9992%);

- General mandates to Directors to issue additional shares of the Company (75.4618%) and to repurchase shares of the Company (99.9512%), and extension of the general mandate to issue shares (99.7840%); and

- Amendments to the Company's articles of association (99.9519%).

The results of the poll were posted on the Company's website on the same day of the meeting and published in the newspapers on the next day.

Company's Website

The Company maintains a website at www.heh.com. For the dissemination of published information, the Company uploads such information including press releases, results announcements and other announcements, onto its website.



HEH - Home
HK Electric
To EXCEL in the ENERGY BUSINESS
2006 Annual Results
2006 Annual Results Highlights
Hongkong Electric Lights Up Lantern Festival for Single Parents
"Tree Doctors" on Lamma
08 Mar 2007
08 Mar 2007
03 Mar 2007
15 Feb 2007
View your e-bill and consumption history
eSubscription
First Wind
2006/07
Smart Power Campaign
Virtual Tour of Facilities

Corporate communications with shareholders, staff and other stakeholders is facilitated via the Company's website.

Business Review - Year at a Glance







January

Hongkong Electric International refinanced its investment in Australia, signing an A$617 million (about HK$3.57 billion) term loan facility with 11 international financial institutions.

February

Opening ceremony held for Hong Kong's first wind power station, Lamma Winds. The naming competition for the wind turbine attracted about 4,000 submissions. An exhibition area on renewable energy has been set up adjacent to the wind turbine.

March

Submitted a 260-page response on the Stage II Consultation on the Future Development of the Electricity Market in Hong Kong.





July

Won three Customer Relationship Excellence Awards, presented by the Asia Pacific Customer Service Consortium, for high quality and efficient customer service and reliable electricity supply.

August

Promoted green cooking with the opening of the Electric Commercial Kitchen Centre. Electric cooking offers emission-free, low noise and energy efficient cooking with minimal waste heat.

September

Participated in the Power-Gen Asia Conference & Exhibition held in Hong Kong. A keynote address was delivered and several presentations made. More than 300 visitors visited the Hongkong Electric booth.



April

Established the Clean Energy Fund to celebrate the commissioning of Lamma Winds. The aim of the fund is to enhance public awareness of and promote the study and development of renewable energy.



May

Received the "Excellent Class Indoor Air Quality Certificate" from the Environmental Protection Department for the Hongkong Electric Centre in recognition of good indoor air quality.



June

Successfully conducted pressure testing of the 93km submarine gas pipeline from the LNG Terminal in Shenzhen to Lamma Power Station.



October

Lamma Power Station Unit 9, our first combined cycle gas-fired unit, began commercial operation.



November

Launched the Smart Power Campaign 2006/07 with a focus on supply reliability. The year-long campaign stresses the importance of electricity, and emphasises energy conservation.



December

Awarded 'Power Deal of the Year' for the Ratchaburi power station project financing by Project Finance International.





Our engineers undertake a schedule of daily maintenance checks. This attention to detail underpins our impressive record of 99.999% supply reliability.

HONG KONG OPERATIONS

Generation

The high standard of reliability in electricity supply which Hong Kong residents have come to expect and which Hong Kong as an international financial centre has come to rely on has been made possible through our long-term planning and investment in electricity infrastructure, and to our committed and skilled workforce.

Our ongoing programme to reduce emissions at the Lamma Power Station continued to progress in 2006 with the commissioning of our first gas-fired combined cycle unit, Unit 9, in October 2006. The addition of Unit 9 brought the total generating capacity of the Lamma Power Station from 3,420 MW to 3,755 MW. Unit 9, together with its associated infrastructure is located on the Lamma Power Station Extension site which was constructed specifically for the operation of gas-fired generating units. Gas for Unit 9 is supplied through a 93km submarine gas pipeline from the Guangdong Dapeng Liquefied Natural Gas Terminal in Shenzhen. Unit 9 will enab us to reduce emission levels at Lamma as well as help to meet future electricity demand.

During the year, contracts were awarded for the installation of flue gas desulphurisation (FGD) plants for Units 4 and 5. In addition, plans are bein prepared for the installation of low nitrogen oxide burners for those units. The two FGD plants are in addition to the three existing FGD units which we have already installed. Following completion of the installation work, which is scheduled for 2010, more than 90% of electricity generated at the Lamma Power Station will be generated by gas and by coal-fired units fitted with FGDs and lo nitrogen oxide burners resulting in reduced emissi levels being achieved.



Lamma Winds, Hong Kong's first wind turbine which was erected on Lamma Island was officially commissioned in February 2006 and had from the date of commissioning to the end of the year generated 700,000 kWh of electricity, representing a load factor of approximately 3 hours full load per day. The wind turbine and the adjacent exhibition centre has become a popular educational tool on renewable energy with more than 50 visits being arranged during the year for professional, environmental and educational bodies. Lamma Winds is our first venture into renewable energy and is providing valuable information on the operation of wind turbines and their potential as a source of renewable energy for Hong Kong.

The plant ownership scheme, which aims to empower staff by making them responsible for plant performance at the Lamma Power Station, has proven successful and is to be expanded. The scheme is part of our continuing efforts to improve reliability and reduce operating costs at the power station.

Overall efficiency of the generating units increased in 2006 due to the higher efficiency of Unit 9, the new gas-fired combined cycle unit.

In order to mitigate the impact of higher fuel costs, we continued to source and use a wide variety of coal during the year while still maintaining the reliability of the generating units. It is expected that coal prices will continue to be high during 2007 as demand for coal in the region remains strong.


HFS
HFZ
SKS
SKW

Hong Kong's position as a leading financial centre relies upon uninterrupted power. The Company's state-of-the-art System Control Centre is at the heart of control and monitoring procedures for the transmission and distribution system.



Transmission and Distribution

For the tenth consecutive year, a world class supply reliability of over 99.999% was achieved. Supply reliability has been consistently above 99.999% since 1997. System maximum demand increased by 1.2% to 2,597 MW in 2006 from 2,565 MW in 2005. The number of customers increased from 555,826 to 559,167. Unit sales of electricity were 10,773 million kWh in 2006, an increase of 0.2%. The low growth in unit sales in 2006 was primarily due to a cooler than normal summer and the effect of various energy saving initiatives. Of the 10,773 million kWh of electricity sold in 2006, commercial sales made up 74.1%, domestic sales 22.0% and industrial sales 3.9%.

Investment in Supply Network

Maintaining a reliable transmission and distribution network is key to the high reliability standards we have achieved. During the year, the installation of two 275kV submarine cables between Lamma Island and Cyberport on Hong Kong Island was completed with circuit 1 being commissioned in June 2006 and circuit 2 scheduled to be commissioned in April 2007. Cable laying works from Cyberport to the Marsh Road 275kV switching station in Wanchai have been completed while construction of the Marsh Road switching station is underway. This project together with other network reinforcement and development works currently underway are part of our ongoing programme to strengthen and improve our transmission and distribution network.


STOCK
HK
香港電燈
CHEUNG

Productivity 1997-2006 (millions of kWh)


Units sold per employee
6.0
5.5
5.0
4.5
4.0
3.5
3.0
97
98
99
00
01
02
03
04
05
06

Units Sold 1997-2006 (millions of kWh)


12,000
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01
02
03
04
05
06



Our employees strive for ever higher service standards for the benefit of our customers.



Customer Service

All of our pledged customer service standards were achieved or surpassed in 2006. For the sixth successive year, a record number of commendations were received from customers. In addition, we received three top awards in the Customer Relationship Excellence Awards 2006 in recognition of our high quality customer service, efficient integration of various customer service function teams and high reliability of electricity supply. The average waiting time for calls to the customer emergency service centre was 4.16 seconds, down from 5 seconds in 2005 and well below our service target of less than 9 seconds.

Customer Service Enhancements

In 2006, we introduced new bill payment options, through credit card auto-pay and bill payment at 7-Eleven stores. The customer centre at North Pc it was renovated to provide a more comfortable environment for visiting customers and a video ph ne service was launched at the Central pay-in centre to facilitate processing enquiries and requests. A mobile SMS enquiry service is now available for hearing-impaired customers.



Electric Commercial Kitchen

In July 2006, a new Electric Commercial Kitchen Centre was opened which displays a wide range of electric commercial cooking equipment. The kitchen has attracted considerable interest from commercial customers. Electric cooking offers emission free, low noise and energy efficient cooking with minimal waste heat.

Written Commendation Statistics 1997-2006



1,200
1,000
800
600
400
200
0
97
98
99
00
01
02
03
04
05
06


H. E.



Hongkong Electric believes in "safety first". We give high priority to the safety of our employees and the general public. More than 14,000 hours of extensive safety and technical training were provided to 2,250 staff and contractors before the arrival of natural gas at Unit 9.

Health and Safety

A continuous accident-free operation is the environment we aim to create with a "safety first" culture in all our businesses. Our divisional managers are proactive in organising health and safety activities for employees and contractors at their respective worksites.

In preparation for receiving the first natural gas to our gas handling facilities at the Lamma Power Station in June we established a safety management system for natural gas. A natural gas safety team, comprising members from the Projects Division, operations, maintenance, technical services, safety and chemistry staff of Generation Division, and a gas advisor, remained in place throughout 2006. The team is expected to continue with its work in 2007, gathering more experience in using natural gas, and refining the operation and maintenance syste s for the natural gas facilities. Extensive safety train g for dealing with natural gas was conducted in 20(by two gas-safety specialists. Technical training o natural gas facilities by the manufacturers' engine 's was conducted in the first half of 2006.

In September, the Company won three awards in the 2006 Hong Kong Occupational Safety & Heal Forum, the Gold Award in Safety Technological Achievement, the Silver Award in Best Presentati and the Meritorious Award in Safety Promotion. In October, the Company again won the Occupat nal Safety and Health Quiz Cup Championship jointly organised by the Labour Department and the Occupational Health & Safety Council. This is the ninth time we won this award since 1997.


SAFETY
FIRST

Improving our Talent Base

We place a high priority on training and career development. In 2006, we continued to organise training seminars, workshops and on-the-job training exercises in such areas as technical skills, safety, quality management, environmental awareness, and computing skills.

Trainees and apprentices continued to be employed as part of our ongoing programme to develop our employee base.



The Company's "Caring Always" programme responds to the needs of the less advantaged in society. At major festivals during the year, the Company brightens the lives of people in need with food items prepared using electric cooking.

Community Activities

The Company continued to be involved in charitable organisations and causes in 2006 supporting some 65 community, environmental and professional projects.

During the year, a wide range of activities were arranged under the Smart Power Campaign whose 2006 campaign focused on promoting public understanding of renewable energy.

Celebrating its second anniversary in July 2006, the Hongkong Electric volunteers team (with a membership of more than 700, over one-third of the Company's employees), continued to undertake community activities. Since mid 2004, the team has undertaken more than 5,000 man-hours of voluntary service. Caring for the elderly and improving the environment remained the two focuses of our voluntary service in 2006. In addition, the volunteers team also supported community programmes to help or raise funds for charitable organisations, including assisting in the annual Green Power Hike, selling flags and raffle tickets for the Community Chest and assisting other non-profit-making organisations' fundraising activities. To tie in with the Company's expertise in electric cooking, a new programme called "Caring Always" was launched in September in which Hongkong Electric volunteers using electric cooking would make food items for people in need at major festivals during the year.



Assisting students in need continued to be a priority last year for the Hongkong Electric Centenary Trust with the Trust providing sponsorship to outstanding secondary school students in Hong Kong. Sponsorship was also provided for promoting lifelong learning and volunteerism among Hong Kong senior citizens through the "University of Third Age" (U3A) project jointly organised by the Company and the Hong Kong Council of Social Service. Funding from the Trust has allowed six non-profit-making organisations to establish U3A self-learning centres operated by and for senior citizens.

The Company received two awards from the Community Chest in June, for being one of the top-ten fundraising organisations for the Employee Contribution Programme and as a Gold Donor for the Corporate and Employee Contribution Programme. We were also awarded the "Caring Company" logo by the Hong Kong Council of Social Service for the fourth consecutive year.


GREEN POWER
The Hongkong Electric Co., Ltd.

Hongkong Electric is an environmentally-responsible company. Extensive landscaping at our Lamma Power Station and active participation in "green" activities are just part of our commitment to the environment.

Environmental Activities

In February 2006, the Hongkong Electric Clean Energy Fund was established to celebrate the commissioning of Lamma Winds. Its objectives are to increase public awareness of renewable energy, and to promote the study and application of renewable energy by students in Hong Kong. During the year, 12 schools and universities were selected to receive funding for various renewable energy projects.

As part of our programme of conserving resources, we continued to collect wastewater and rainwater for reuse and to use ash for land reclamation at the Lamma Power Station Extension. In addition, through various initiatives, we were able to reduce our company-wide consumption of paper and non-rechargeable batteries.

2006 marked the eleventh consecutive year that the Company was the title sponsor for the annual "Clean Up the World in Hong Kong Campaign" organised by Green Power. The event saw the active participation by Hongkong Electric volunteers in addition to the Company's sponsorship. It was also the second year of the three-year "Green Lamma Green" project, which aims to promote sustainable development on Lamma Island. A tree planting day was organised jointly with the Conservancy Association in April, where Hongkong Electric volunteers joined with students and local residents on Lamma to plant approximately 600 seedlings and provide tree caring to those planted the year before along the family trail.



Environmental Performance Award

The Business Environment Council in February recognised the Company's environmental initiatives and achievements in three major areas – commitment to environmental protection, improvement in environmental performance and compliance with environmental legislation – awarding the Company the 2005 Hong Kong Award for Industries, Environmental Performance Award.


Kingdom
China

Hongkong Electric International (HEI), the Company's international investment arm, invests in businesses that offer a high degree of earnings predictability. CitiPower, one of HEI's investments, lights up the Melbourne metropolitan area.

INTERNATIONAL OPERATIONS

Internationally, the Company looks for investment opportunities that will increase earnings so as to increase the proportion of our earnings derived from operations outside Hong Kong. The focus of our investment activities is on power generation, transmission and distribution in order to capitalise on our technical expertise. In 2006, our overseas investments continued to perform satisfactorily with increased earnings from our Australian electricity distribution businesses (after taking into account our lower attributable interest on those businesses in 2006) and higher dividends from our gas distribution business in the U.K.

Australian Operations

ETSA Utilities

ETSA Utilities in which the Company has a 27.93' interest is the sole electricity distributor in the sta of South Australia. The business achieved a stror financial and operational performance in 2006 with higher distribution throughput as a result of underlying growth and the weather.

Powercor Australia Limited and CitiPower I Pty Ltd

Powercor is Victoria's largest electricity distributo while CitiPower operates a distribution network across the Melbourne metropolitan area. The Company has a 27.93% interest in both businesses. The businesses recorded strong finai :ial results in 2006 with higher distribution revenue as a result of increased electricity usage and a highe customer base. Network reliability was at near record highs at Powercor while CitiPower maintai ɜd its status as one of the most reliable networks in Australia.



U.K. Operations

Northern Gas Networks Limited

Northern Gas Networks in which the Company has a 19.9% interest operates a gas distribution network in the North of England. It is one of four regional gas distribution networks in the U.K. with 36,000 km of distribution gas pipeline delivering gas to approximately 2.5 million homes and businesses. Increased dividends were received from the business in 2006.

Thailand Operations

Ratchaburi Power Company Limited

Construction of the 1,400 MW gas-fired power station in Ratchaburi Thailand in which we have a 25% interest is on schedule. The two 700 MW gas-fired combined cycle generating units are expected to enter into commercial operation in March and June respectively in 2008.

Associated Technical Services Limited

Associated Technical Services (ATS) specialises in a full range of professional consultancy and engineering services both in Hong Kong and internationally. In 2006, ATS secured six new international projects and three new projects in Hong Kong while completing projects in Singapore and Libya.

Financial Summary

Consolidated Profit and Loss Account	2006 HK$M	2005 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Turnover	12,181	11,622	559	4.8	The increase is mainly due to the lowe special subsidy for electricity sales in Hong Kong.
Other Revenue and Net Income	1,044	1,059	(15)	-1.4	The decrease is mainly due to lower interest income from the Australian associates as a result of the disposal of a 22.07% attributable interest in 2005, but partly offset by an increase interest income from cash deposits ar higher dividend income from Northern Gas Networks.
Direct and Other Operating Costs	4,891	4,926	(35)	-0.7	The decrease is mainly due to lower operating and staff costs but partly of by higher depreciation.
Finance Costs	420	588	(168)	-28.6	The decrease is mainly due to a reduction in the Group's external borrowings for the Australian associat due to the lower attributable interest.
Profit on Disposal of Interest in Associates	–	1,560	(1,560)	–	It represents the extraordinary profit o disposal of a 22.07% attributable inte in Australian associates in 2005.
Share of Profits less Losses of Associates	229	1,050	(821)	-78.2	The decrease is mainly due to the disposal of a 22.07% attributable inte in the Australian associates in 2005.
Income Tax	1,301	1,215	86	7.1	The increase is mainly due to higher assessable income.
Scheme of Control Transfers	–	–	–	–	
Profit Attributable to Equity Shareholders					
– Local Activities	6,173	5,508	665	12.1	This increase is mainly contributed by the lower special subsidy for sales of electricity and an increase in interest income earned from cash deposits.
– Overseas Activities	669	3,054	(2,385)	-78.1	This decrease is mainly due to the decrease in share of profits in the Australian associates due to the lowe attributable interest and the extraordir profit on disposal of a 22.07% attributable interest in the Australian associates recorded in 2005.
Profit for the Year	**6,842**	8,562	(1,720)	-20.1	

Consolidated Balance Sheet	2006 HK$M	2005 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Fixed Assets	46,496	46,258	238	0.5	The Group's capital expenditure for the year amounted to HK$2,305 million, invested principally in generation, transmission and distribution assets. Depreciation and amortisation charges for the year were HK$2,019 million. Total disposals of fixed assets amounted to HK$48 million (net book value).
Interest in Associates	6,339	5,780	559	9.7	The increase is mainly due to profit retained in the Australian associates and a stronger Australian dollar.
Other Assets	14,944	9,070	5,874	64.8	The increase is mainly due to higher deposit balance.
Bank Loans and Other Borrowings	14,689	10,645	4,044	38.0	The increase is mainly due to financing requirements for the Hong Kong electricity business.
Current and Deferred Taxation	5,983	5,602	381	6.8	The increase is mainly due to higher assessable income.
Other Liabilities	3,022	3,176	(154)	-4.8	The decrease is mainly due to the reduction in derivative financial instrument liabilities.
Rate Reduction Reserve and Development Fund	–	–	–	–	
Net Assets	**44,085**	41,685	**2,400**	5.8	

Net Gains Not Recognised in Consolidated Profit and Loss Account	**510**	Exchange differences arising on the translation of the Group's investment in overseas subsidiaries and associates, cash flow hedge derivative financial instruments and actuarial gains and losses on employee retirement benefit schemes which were credited directly to reserves.
Dividends Paid	**(4,952)**	Previous year's final dividend and current year's interim dividend, which were approved and paid during 2006.
Profit for the Year	**6,842**	

Financial Review

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the year amounted to HK$2,305 million, which was primarily funded by cash from operations. Total external borrowings outstanding at the year end were HK$14,689 million (2005 : HK$10,645 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$5,686 million (2005 : HK$3,465 million) and available liquid funds of HK$10,462 million (2005 : HK$4,561 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth. The Company's treasury policy is designed to manage the Group's curren ; interest rate and counterparty risks.

During the year, advantage was taken of the liquidity in the bank loan and debt capital markets to secure new funding to refinance at a lower rate a portion of the Group's existing borrowings and to extend the maturity of t e Group's debt profile.

In January 2006, Hong Kong Electric International Finance (Australia) Pty Limited, a wholly-owned Australian subsidiary, refinanced A$617 million bank borrowings extending the maturity of those borrowings to January 2011 on improved financial terms. In September, The Hongkong Electric Company, Limited ("Hongkong Electri) secured a seven-year HK$5 billion syndicated bank loan facility at an attractive rate for its corporate funding requirements. During the last quarter of 2006, Hongkong Electric, through its subsidiary, Hongkong Electric Finance Limited, issued a total of HK$900 million Hong Kong dollar bonds, comprising two tranches of 10-yea notes of HK$500 million and HK$400 million at an annual interest rate of 4.55% and 4.32% respectively.

The Group's financial profile remained strong during the year. Standard and Poor's affirmed the A+ long term c dit ratings of Hongkong Electric Holdings Limited ("HEH") and Hongkong Electric with a stable outlook in June 20 . As at 31st December 2006, the net debt of the Group was HK$4,227 million (2005 : HK$6,084 million) with a r t debt-to-equity ratio of 10% (2005 : 15%).

The profile of the Group's external borrowings, after taking into account of currency and interest rate swaps, was as follows:

By Currency

26% Australian Dollars
74% Hong Kong Dollars


26%
74%

By Maturity

7% Within 1 Year
65% Between 2 and 5 Years
28% Beyond 5 Years


7%
65%

By Structure


77%

23% ○ Capital Market Instruments
77% ● Bank Loans

By Interest Rate Structure


56%

44% ○ Fixed Rate
56% ● Floating Rate

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings so as to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 31st December 2006, 44% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for Hongkong Electric. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 31st December 2006, over 99% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate currency exposure arising from overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments and the resultant translation difference is included in the Group's reserve account.

The contractual notional amounts of derivative financial instruments outstanding at 31st December 2006 amounted to HK$5,306 million (2005 : HK$10,210 million).

Derivative Financial Instruments


94%

6% ○ Foreign Exchange Forward Contracts
94% ● Interest Rate Swaps

Financial Review

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 31st December 2006 was HK$75 million (2005 : HK$222 million).

Contingent Liabilities

The Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,563 million (2005 : HK$5,002 million). Out of this amount, HK$5,257 million (2005 : HK$4,781 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2005 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2006, excluding directors' emoluments, amounted to HK$887 million (2005 : HK$889 million). As at 31st December 2006, the Group employed 1,931 (2005 : 1,987) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platform Job-related courses to develop and enhance the general skills and knowledge of employees are also provided.

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited financial statements for the year ended 31st December 2006.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiaries are set out in Appendix 2 on page 104 to the financial statements.

Financial Statements

The Consolidated Profit and Loss Account for the year ended 31st December 2006 is set out on page 49 and shows the Group profit after tax and Scheme of Control transfers, of $6,842 million (2005 : $8,562 million). The state of the Company's and the Group's affairs as at 31st December 2006 are set out in the financial statements on pages 49 to 105.

Dividends

An interim dividend of 58 cents (2005 : 58 cents) per ordinary share was paid to shareholders on 22nd September 2006 and the Directors recommended a final dividend of $1.27 (2005 : a final dividend of $1.01 and a special dividend of $0.73) per ordinary share payable on 11th May 2007 to shareholders who are registered on the register of members on 10th May 2007.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 30 to the financial statements.

Charitable Donations

Charitable donations made by the Group during the year amounted to $2 million (2005 : $2 million).

Fixed Assets

Additions of fixed assets for the year amounted to $2,305 million (2005 : $3,005 million). The movements in fixed assets during the year are set out in note 15 to the financial statements.

Subsidiaries

Particulars of the name, principal activities, place of operation and issued share capital of the principal subsidiaries are set out in Appendix 2 on page 104 to the financial statements.

Summary of Five-Year Financial Results

The summary of five-year financial results of the Group is set out on page 106 of the Annual Report.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2006 and 2005.

The largest supplier of revenue items for the year represents 20.5% (2005 : 18.7%) of the Group's total purcha: of revenue items, and the combined total of the largest five suppliers accounts for 64.7% (2005 : 63.2%) for th year ended 31st December 2006.

At no time during the year have the directors, their associates or any shareholders of the Company (which to tl knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the above major customers and suppliers.

Directors

The Directors in office during the year and at the date of this report are listed on page 112 of the Annual Repor

Mr. Francis Lee Lan-yee and Mr. Frank John Sixt will retire by rotation at the forthcoming Annual General Meeti g to be held on 10th May 2007 in accordance with Article 116 of the Company's Articles of Association and Cod Provision A.4.2 set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), and being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a serv e contract which is not determinable by the Company within one year without payment of compensation (other tl in statutory compensation) (2005 : Nil).

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Directo of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Directors' Interests

At 31st December 2006, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	–	850,740,813	39.86%
	Beneficiary of trusts	Other	829,599,612 *(Note 1)*	20,990,201 *(Note 2)*		
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	–	2,011	≈0%
Francis Lee Lan-yee	Beneficial owner	Personal	739	–	739	≈0%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Such underlying shares of the Company are held by an indirect wholly-owned subsidiary of CKH by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme.

By virtue of the interests in the shares of CKH taken to have by Mr. Victor Li Tzar-kuoi under the SF Ordinance as described in Note (1) above which represent more than one-third of the issued share capital of CKH and as a Director of the Company, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the said interest in the underlying shares of the Company under the SF Ordinance.

Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Short Positions in Underlying Shares of the Company

As at 31st December 2006, Mr. Victor Li Tzar-kuoi, as a Director of the Company, was deemed to be interestec In the 20,990,201 underlying shares of the Company by virtue of the HK Dollar equity-linked notes due 2007 issu d under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH by virtu of his interests in the shares of CKH as described in Note (1) above.

Save as disclosed above, at 31st December 2006, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stc k Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which we recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securiti Transactions by Directors in the Listing Rules.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Compai , at 31st December 2006, shareholders (other than Directors or chief executives of the Company) who had inter ts or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name	Capacity	Number of Shares Held	Number of Underlying Shares Held	Total	Approxim % of Shareho ng
Silchester International Investors Limited	Investment Manager	106,773,457	–	106,773,457	5.)%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	–	186,736,842	8. i%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	–	197,597,511	9. 3%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	–	279,011,102	13 '%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	–	287,211,674	13 3%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	–	829,599,612	38 '%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	–	829,599,612	38 '%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38 '%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38 '%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38 '%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	20,990,201 *(Note 7)*	850,589,813	39 5%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	20,990,201 *(Note 7)*	850,589,813	39 5%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39 5%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39 5%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39 5%

Short Positions in Underlying Shares of the Company

Name	Capacity	Number of Underlying Shares Held	Approximate % of Shareholding
Cheung Kong (Holdings) Limited	Interest of a controlled corporation	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	20,990,201 *(Note 7)*	0.98%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

(7) The references to 20,990,201 underlying shares of the Company relate to the same block of interest and short position in the underlying shares of the Company which were derived from the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH. By virtue of the SF Ordinance, each of TUT1, TDT1, TDT2 and Mr. Li Ka-shing is deemed to be interested in the same block of interest and short position in the 20,990,201 underlying shares of the Company held by CKH as described in Note (6) above.

Save as disclosed above, at 31st December 2006, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2005 : Nil).

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2005 : Nil).

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are the hands of the public exceeds 25% of the Company's total number of issued shares.

Directors' Interests in Competing Business

During the year, the interests of Directors in businesses which may compete with the Group's business of investing overseas in power generation, transmission and distribution facilities ("Overseas Business") were as follows:

Name of Director	Name of Company	Nature of Interests
Canning Fok Kin-ning	Cheung Kong Infrastructure Holdings Limited	Executive Director
Tso Kai-sum	Cheung Kong Infrastructure Holdings Limited	Executive Director
Susan Chow Woo Mo-fong	Cheung Kong Infrastructure Holdings Limited	Executive Director
Andrew John Hunter	Cheung Kong Infrastructure Holdings Limited Spark Infrastructure Group	Executive Director Non-executive Director
Kam Hing-lam	Cheung Kong Infrastructure Holdings Limited Spark Infrastructure Group	Executive Director Non-executive Director
Victor Li Tzar-kuoi	Cheung Kong Infrastructure Holdings Limited	Executive Director
George Colin Magnus	Cheung Kong Infrastructure Holdings Limited	Non-executive Director
Frank John Sixt	Cheung Kong Infrastructure Holdings Limited	Executive Director

The Board is of the view that the Group is capable of carrying on its Overseas Business independent of, and at arm's length from the businesses of the above companies. When making decisions on the Overseas Business, the above Directors, in the performance of their duties as Directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 31st December 2006 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

Combined Balance Sheet of the Affiliated Companies as at 31st December 2006	$ million
Non-current assets	56,960
Current assets	3,456
Current liabilities	(7,507)
Non-current liabilities	(45,376)
Net assets	7,533
Share capital	4,320
Reserves	3,213
Capital and reserves	7,533

As at 31st December 2006, the consolidated attributable interest of the Group in these affiliated companies amounted to $6,329 million.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

Canning Fok Kin-ning

Chairman

Hong Kong, 8th March 2007

Independent Auditor's Report

To the Shareholders of Hongkong Electric Holdings Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hongkong Electric Holdings Limited (the "Company") set out on pages 49 to 105 which comprise the consolidated and company balance sheets as at 31st December 2006, the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 8th March 2007

Consolidated Profit and Loss Account

For the year ended 31st December 2006

	Note	2006 HK$ million	2005 HK$ million
Turnover	4	**12,181**	11,622
Direct costs		**(4,083)**	(4,038)
		8,098	7,584
Other revenue and net income	5	**1,044**	1,059
Other operating costs		**(808)**	(888)
Finance costs	7	**(420)**	(588)
Operating profit		**7,914**	7,167
Profit on disposal of interest in associates	8	**–**	1,560
Share of profits less losses of associates		**229**	1,050
Profit before taxation	9	**8,143**	9,777
Income tax:	10		
Current		**(1,314)**	(1,007)
Deferred		**13**	(208)
		(1,301)	(1,215)
Profit after taxation		**6,842**	8,562
Scheme of Control transfers	12		
From/(To):			
Development Fund		**–**	–
Rate Reduction Reserve		**–**	–
		–	–
Profit attributable to equity shareholders			
Local activities		**6,173**	5,508
Overseas activities		**669**	3,054
Profit for the year		**6,842**	8,562
Dividends payable to equity shareholders of the Company attributable to the year:	13		
Interim dividend paid during the year		**1,238**	1,238
Final dividends proposed after the balance sheet date			
Ordinary		**2,710**	2,156
Special		**–**	1,558
		3,948	4,952
Earnings per share			
Basic and diluted	14	**$3.21**	$4.01

The notes on pages 53 to 105 form part of these financial statements.

Balance Sheets

At 31st December 2006

		Group		Company	
		2006	2005	**2006**	20 5
	Note	**HK$ million**	HK$ million	**HK$ million**	HK$ milli n
Non-current assets					
Fixed assets					
– Property, plant and equipment		**41,763**	38,294	**–**	–
– Assets under construction		**2,355**	5,524	**–**	–
– Interests in leasehold land held for own use under operating leases		**2,378**	2,440	**–**	–
	15	**46,496**	46,258	**–**	–
Interest in subsidiaries	16	**–**	–	**26,992**	32,C 2
Interest in associates	17	**6,339**	5,780	**–**	–
Other non-current financial assets	18	**1,687**	1,682	**–**	–
Derivative financial instruments	26	**47**	29	**–**	–
Deferred tax assets	27	**1**	14	**1**	3
Employee retirement benefit assets	28	**578**	170	**34**	0
		55,148	53,933	**27,027**	32,C 5
Current assets					
Inventories	19	**484**	445	**–**	–
Trade and other receivables	20	**1,119**	1,090	**51**	2
Fuel Clause Account	21	**566**	1,079	**–**	–
Cash and cash equivalents	22	**10,462**	4,561	**10,417**	4,5 0
		12,631	7,175	**10,468**	4,5 2
Current liabilities					
Trade and other payables	23	**(1,095)**	(1,068)	**(37)**	9)
Bank overdrafts – unsecured		**(4)**	(8)	**–**	–
Current portion of bank loans and other borrowings	24	**(1,089)**	(354)	**–**	–
Current taxation		**(551)**	(220)	**(9)**	–
		(2,739)	(1,650)	**(46)**	9)
Net current assets		**9,892**	5,525	**10,422**	4, 3
Total assets less current liabilities		**65,040**	59,458	**37,449**	36, 8
Non-current liabilities					
Interest-bearing borrowings	24	**(13,596)**	(10,209)	**–**	–
Deferred creditors and other payables	25	**–**	(52)	**–**	–
Derivative financial instruments	26	**(1)**	(287)	**–**	–
Customers' deposits		**(1,537)**	(1,508)	**–**	–
Deferred tax liabilities	27	**(5,432)**	(5,382)	**–**	–
Employee retirement benefit liabilities	28	**(389)**	(335)	**(81)**	6)
		(20,955)	(17,773)	**(81)**	6)
Rate Reduction Reserve	12	**–**	–	**–**	–
Development Fund	12	**–**	–	**–**	–
Net Assets		**44,085**	41,685	**37,368**	36, 2
Capital and Reserves					
Share capital	29	**2,134**	2,134	**2,134**	2, 34
Reserves		**41,951**	39,551	**35,234**	34, 18
Total equity attributable to equity shareholders of the Company	30	**44,085**	41,685	**37,368**	36, 2

Approved and authorised for issue by the Board of Directors on 8th March 2007

Canning Fok Kin-ning
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 53 to 105 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	Note	2006 HK$ million	2005 HK$ million
Operating activities			
Cash generated from operations	31	**9,739**	8,495
Interest paid		**(374)**	(612)
Interest received		**686**	986
Hong Kong profits tax paid		**(983)**	(1,015)
Overseas tax paid		**-**	(1)
Net cash generated from operating activities		**9,068**	7,853
Investing activities			
Purchase of fixed assets and capital stock		**(1,978)**	(2,664)
Capitalised interest paid		**(231)**	(157)
Receipts and deposits from sales of fixed assets		**12**	33
Proceeds from disposal of interest in associates		**-**	5,405
Proceeds from disposal of available-for-sale equity securities		**-**	21
Investments in associates		**(12)**	(81)
Investments in available-for-sale equity securities		**(5)**	(1,643)
New loans to associates		**(11)**	(95)
Loans repaid by associates		**126**	-
Dividends received from associates		**94**	1
Dividends received from available-for-sale equity securities		**177**	66
Net cash (used in)/from investing activities		**(1,828)**	886
Financing activities			
New bank loans and other borrowings		**7,354**	2,711
Repayment of bank loans and other borrowings		**(3,692)**	(3,907)
Repayment of deferred creditors		**(74)**	(686)
New customers' deposits		**251**	274
Repayment of customers' deposits		**(222)**	(221)
Dividends paid to equity shareholders of the Company		**(4,952)**	(3,778)
Net cash used in financing activities		**(1,335)**	(5,607)
Net increase in cash and cash equivalents		**5,905**	3,132
Cash and cash equivalents at 1st January		**4,553**	1,421
Cash and cash equivalents at 31st December		**10,458**	4,553
Analysis of the balances of cash and cash equivalents			
Cash and cash equivalents	22	**10,462**	4,561
Bank overdrafts – unsecured		**(4)**	(8)
		10,458	4,553

The notes on pages 53 to 105 form part of these financial statements.

Consolidated Statement of Recognised Income and Expen[illegible]e

For the year ended 31st December 2006

	Note	2006 HK$ million	20[illegible]5 HK$ mill[illegible]n
Exchange differences on translation of:			
Financial statements of overseas subsidiaries		**(33)**	[illegible]3)
Overseas associates		**103**	(1[illegible]4)
Cash flow hedges:			
Effective portion of changes in fair value, net of deferred tax		**130**	[illegible]1
Transferred to profit or loss		**–**	[illegible]2)
Transferred to initial carrying amount of non-financial hedged items		**(6)**	[illegible]6
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax		**316**	([illegible]2)
Net income/(expense) recognised directly in equity	30	**510**	([illegible]4)
Profit for the year		**6,842**	8,[illegible]2
Total recognised income and expense for the year	30	**7,352**	8,[illegible]8
Attributable to equity shareholders of the Company		**7,352**	8,[illegible]8

The notes on pages 53 to 105 form part of these financial statements.

(Expressed in Hong Kong Dollars)

1. General Information

Hongkong Electric Holdings Limited (the "Company") is a limited company incorporated and domiciled in Hong Kong. The address of its registered office is 44 Kennedy Road, Hong Kong.

2. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31st December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as available-for-sale securities whose fair value can be reliably measured (see note 2(g)); and
- derivative financial instruments (see note 2(h)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(Expressed in Hong Kong Dollars)

(b) Basis of Preparation of the Financial Statements (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to account g estimates are recognised in the period in which the estimate is revised if the revision affects only th period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 38.

(c) Basis of Consolidation

The Group financial statements incorporate the financial statements of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's sh e of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the da e that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactic s are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting om intra-group transactions are eliminated in the same way as unrealised gains but only to the extent at there is no evidence of impairment.

In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less impairment lc ses (see note 2(l)).

(e) Associates

An associate is an entity in which the Group or Company has significant influence, but not control joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition char e in the Group's share of the associate's net assets. The Consolidated Profit and Loss Account includ the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (see n tes 2(f) and 2(l)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

(f) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associate.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

(g) Other Investments in Debt and Equity Securities (continued)

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the Balance Sheet at amortised cost less impairment losses (see note 2(l)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the Balance Sheet at cost less impairment losses (see note 2(l)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses in respect of monetary items such as debt securities which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised or impaired (see note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(h) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The method of recognising the resultant fair value gain or loss depends on whether the derivative qualifies for hedge accounting and if so, the nature of the item being hedged (see note 2(i)).

(i) Hedging

(i) Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(ii) Cash Flow Hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedge forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(iii) Hedge of Net Investments in Foreign Operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(j) Fixed Assets, Depreciation and Amortisation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 2(j)(vi)), amortisation (see note 2(k)) and impairment losses (see note 2(l)).

(ii) The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(w)).

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(Expressed in Hong Kong Dollars)

(j) Fixed Assets, Depreciation and Amortisation (continued)

(iv) Gains or losses arising from the retirement or disposal of an item of fixed asset are determinec as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(v) Leasehold land held for own use under operating leases is stated in the Balance Sheet at cost less accumulated amortisation and impairment losses (see note 2(l)).

(vi) Depreciation is calculated to write off the cost of fixed assets less their estimated residual valu if any, using the straight line method over their estimated useful lives as follows:

	Yea
Cable tunnels	1[illegible]
Ash lagoon and gas pipeline	[illegible]
Buildings, generation plant and machinery, transmission and distribution equipment and overhead lines (132kV and above)	[illegible]
Overhead lines (below 132kV), cables and gas turbines	[illegible]
Meters, microwave and optical fibre equipment and trunk radio system	[illegible]
Furniture, fixtures, sundry plant and equipment	[illegible]
Workshop tools and office equipment	[illegible]
Computers	5 to [illegible]
Motor vehicles and marine craft	5 to [illegible]

(k) Leased Assets and Operating Lease Charges

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Gr up determines that the arrangement conveys a right to use a specific asset or assets for an agreed per d of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes ne legal form of a lease.

Where the Group has the use of assets held under operating leases, payments made under the leas s are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derive from the leased asset.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over th period of the lease term.

(l) Impairment of Assets

(i) Impairment of Investments in Debt and Equity Securities and Other Receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

  Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

(Expressed in Hong Kong Dollars)

(l) Impairment of Assets (continued)

(ii) Impairment of Other Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- pre-paid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- *Calculation of Recoverable Amount*

  The recoverable amount of an asset is the greater of its net selling price and value in use n assessing value in use, the estimated future cash flows are discounted to their present vε ıe using a pre-tax discount rate that reflects current market assessments of the time value c money and the risks specific to the asset. Where an asset does not generate cash inflow: largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- *Recognition of Impairment Losses*

  An impairment loss is recognised in profit or loss whenever the carrying amount of an ass t, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairm ıt losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) ε d then, to reduce the carrying amount of the other assets in the unit (or group of units) on ε pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– *Reversals of Impairment Losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim Financial Reporting and Impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim Financial Reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m) Inventories

Coal, stores, fuel oil and liquefied natural gas are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventory recognised as an expense includes the write-off and all losses of inventory.

(n) Trade and Other Receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(l)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(l)).

(Expressed in Hong Kong Dollars)

(o) Interest-bearing Borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit (loss over the period of the borrowings, together with any interest and fees payable, using the effecti e interest method.

(p) Trade and Other Payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilitie measured in accordance with note 2(t)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having be n within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and fc n an integral part of the Group's cash management are also included as a component of cash and ca ı equivalents for the purpose of the Consolidated Cash Flow Statement.

(r) Employee Benefits

(i) Short Term Employee Benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrue(in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Defined Benefit Retirement Schemes Obligations

The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discour rate is the yield at balance sheet date on high quality corporate bonds that have maturity date: approximating the terms of the Group's obligations. The calculation is performed by a qualifiec actuary using the "Projected Unit Credit Method".

Any cumulative unrecognised actuarial gains or losses in respect of the defined benefit scheme are recognised in full in the period in which they occur, outside profit or loss, in equity.

(iii) Contributions to Defined Contribution Retirement Schemes

Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in profit or loss as incurred.

(s) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly to equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

(Expressed in Hong Kong Dollars)

(t) Financial Guarantees Issued, Provisions and Contingent Liabilities

(i) Financial Guarantees Issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(t)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other Provisions and Contingent Liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Revenue Recognition

(i) Regulation of Earnings under the Scheme of Control

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 2004 to 2008. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with the Government under the terms of the SOC.

(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is debited (or credited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Surcharges (or Rebates) are charged (or given) to customers by increasing (or reducing) the Basic Tariff rate to a Net Tariff rate payable by customers and are credited (or debited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates. The 2004-2008 Financial Plan was submitted and approved by the Government on the basis that any deferred receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2008.

(iii) Income Recognition

Electricity income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with the Government during the Annual Tariff Review for each financial year.

Fuel Clause Rebates included in the 1999-2004 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariffs in other years. However, the tariff smoothing has no impact on HEC's total earnings over the period to 2008 and the related balance on the Fuel Clause Account (see note 2(u)(ii)) is expected to be recovered by Fuel Clause Surcharges in the 2004-2008 Financial Plan in excess of Fuel Clause Transfers. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in profit or loss each year.

Dividend income from unlisted investments is recognised when the shareholders' right to receive payment is established.

Interest income is recognised on a time apportionment basis using the effective interest method.

(v) Translation of Foreign Currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(w) Borrowing Costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(x) Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3. Changes in Accounting Policies

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

The accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group are summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(Expressed in Hong Kong Dollars)

3. Changes in Accounting Policies (continued)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 39) except for HK(IFRIC) 10, Interim Financial Reporting and Impairment, w ch is effective for accounting periods beginning on or after 1st November 2006.

(a) Estimated Effect of Changes in Accounting Policies for the Years Presented

The adoption of the new and revised HKFRSs in notes 3(b) and 3(c) did not have any financial imp ct on the consolidated and company financial statements for the years presented.

(b) Financial Guarantees Issued (Amendments to HKAS 39, Financial Instrumen :: Recognition and Measurement: Financial Guarantee Contracts)

In prior years, financial guarantees issued by the Group were disclosed as contingent liabilities in accordance with HKAS 37, Provisions, Contingent Liabilities and Contingent Assets. No provision were made in respect of these guarantees unless it was more likely than not that the guarantees v uld be called upon.

With effect from 1st January 2006, in order to comply with the amendments to HKAS 39 in respec of financial guarantee contracts, the Group has changed its accounting policy for financial guarantee issued. Under the new policy, financial guarantees issued are accounted for as financial liabilities u der HKAS 39 and measured initially at fair value, where the fair value can be reliably measured. Subsequently, they are measured at the higher of the amount initially recognised, less accumulate amortisation, and the amount of the provision, if any, that should be recognised in accordance wi HKAS 37. Further details of the new policy are set out in note 2(t)(i).

This change in accounting policy has no financial effect on the consolidated and company financi statements. Details of the financial guarantees currently issued by the Group and the Company ar set out in note 35.

(c) Reversal of Impairment Losses on Available-for-sale Equity Securities (HK(IFRIC) 10, Interim Financial Reporting and Impairment)

In prior years, impairment losses on available-for-sale equity securities recognised in the interim p iod were reversed through profit or loss in a subsequent interim period of the same year if no loss, or smaller loss, would have been recognised had the impairment been assessed on a year-to-date b sis.

In 2006, the Group has early adopted HK(IFRIC) 10. With effect from 1st January 2006, in accord nce with HK(IFRIC) 10, the Group has changed its accounting policy relating to the reversal of impairm nt losses on available-for-sale equity financial instruments recognised in an interim period. Under the new policy, impairments reported in the interim period profit or loss will also be reported in the profit o loss for the full financial year which includes that interim period, irrespective of whether conditions hav improved at the year end balance sheet date. Further details of the new policy are set out in note 2(l)(iii).

The new accounting policy has been applied prospectively from the date the Group first applied H AS 39 (i.e. 1st January 2005). This change in accounting policy has no financial effect on the consoli ated and company financial statements.

4. Turnover

The principal activities of the Group are the generation and supply of electricity.

Group turnover represents the sales of electricity, other electricity-related income and engineering and consulting services fees. The amount of each significant category of revenue recognised during the year is analysed as follows:

	2006 $ million	2005 $ million
Sales of electricity	**12,326**	12,309
Special subsidy	**(205)**	(763)
Concessionary discount on sales of electricity	**(5)**	(4)
Electricity-related income	**23**	33
Technical service fees	**42**	47
	12,181	11,622

5. Other Revenue and Net Income

	2006 $ million	2005 $ million
Other Revenue		
Interest income	**724**	902
Dividend income from unlisted available-for-sale equity securities	**177**	66
Profit on disposal of unlisted available-for-sale equity securities	**-**	21
Sundry income	**25**	45
	926	1,034
Other Net Income		
Net profit on disposal of fixed assets	**8**	25
Net foreign exchange gains	**110**	-
	118	25
Total	**1,044**	1,059

6. Segment Information

(a) Business Segments

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1(a) on page 102.

(b) Geographical Segments

The Group operates, through its subsidiaries and associates, in two major geographical regions - Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1(b) on page 103.

7. Finance Costs

	2006 $ million	2[illegible]5 $ mil[illegible]n
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	**574**	[illegible]0
Interest on other borrowings repayable over 5 years	**79**	[illegible]4
Less: Interest capitalised to fixed assets	**(221)**	([illegible]7)
Interest transferred to fuel cost	**(12)**	(9)
	420	[illegible]8

Interest expenses have been capitalised at the average rate of approximately 4.5% p.a. (2005 : 3.9% p.) for assets under construction.

8. Profit on Disposal of Interest in Associates

Profit on disposal of interest in associates represented a profit on the disposal of an approximately 22.[illegible]% attributable interest in each of ETSA Utilities and CKI/HEI Electricity Distribution Holdings (Australia) Pty [illegible]td. in 2005.

9. Profit before Taxation

	2006 $ million	2[illegible]5 $ mi[illegible]n
Profit before taxation is shown after charging:		
Depreciation	**1,832**	1,[illegible]3
Amortisation of leasehold land	**55**	[illegible]4
Costs of inventories	**1,774**	1,[illegible]7
Write down of inventories	**4**	4
Staff costs	**486**	[illegible]5
Operating lease charges – equipment	**62**	[illegible]2
Fixed assets written off	**21**	[illegible]1
Auditors' remuneration:		
Audit and audit related work		
– KPMG	**4**	4
Non audit work		
– Other auditors	**2**	1

The consolidated profit attributable to equity shareholders of the Company includes a profit of $5,870 n[illegible]lion (2005 : $8,315 million) which has been dealt with in the financial statements of the Company.

10. Income Tax

(a) Taxation in the Consolidated Profit and Loss Account represents:

	2006 $ million	2005 $ million
Current Tax - Hong Kong Profits Tax		
Provision for the year	**1,313**	1,006
Current Tax - Overseas		
Provision for the year	**1**	1
	1,314	1,007
Deferred Tax		
Origination and reversal of temporary differences (see note 27(a))	**(13)**	208
	1,301	1,215

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2005 : 17.5%) based on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the year.

(b) Reconciliation between Tax Expense and Accounting Profit at Applicable Tax Rates:

	2006 $ million	2005 $ million
Profit before taxation	**8,143**	9,777
Notional tax on profit before taxation, calculated at the rates applicable to profits in the countries concerned	**1,386**	1,642
Tax effect of non-deductible expenses	**57**	74
Tax effect of non-taxable revenue	**(142)**	(496)
Tax effect of recognition of previously unrecognised temporary differences	**-**	(3)
Tax effect of recognition of previously unrecognised tax losses	**-**	(2)
Actual tax expenses	**1,301**	1,215

11. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of each of the Directors of the Company are as follows:

Name of Directors	Fees $ million	Basic Salaries, Allowances & Other Benefits $ million	Retirement Scheme Contributions $ million	Bonuses $ million	2006 Total Emoluments $ million	2005 Total Emoluments $ million
Executive Directors						
Canning Fok Kin-ning[4] *Chairman*	0.12	0.25	–	–	**0.37**	0.34
Tso Kai-sum *Group Managing Director*	0.07	6.05	–	8.50	**14.62**	14.12
Susan Chow Woo Mo-fong	0.07	0.03	–	–	**0.10**	0.10
Andrew John Hunter[5]	0.07	2.56	0.02	0.28	**2.93**	8.03
Kam Hing-lam	0.07	0.05	–	–	**0.12**	0.12
Francis Lee Lan-yee *Director & General Manager (Engineering)*	0.07	4.49	–	3.84	**8.40**	8.00
Victor Li Tzar-kuoi	0.07	0.22	–	–	**0.29**	0.25
Neil Douglas McGee[1] [6] *Group Finance Director*	0.07	3.82	0.32	2.02	**6.23**	0.59
Frank John Sixt	0.07	0.04	–	–	**0.11**	0.11
Wan Chi-tin *Director & General Manager (Corporate Development)*	0.07	3.62	0.38	2.70	**6.77**	5.19
Non-executive Directors						
Ronald Joseph Arculli[3]	0.14	0.06	–	–	**0.20**	0.19
George Colin Magnus	0.07	0.02	–	–	**0.09**	0.14
Holger Kluge[2] [3]	0.14	–	–	–	**0.14**	0.14
Ralph Raymond Shea[2] [3] [4]	0.16	0.03	–	–	**0.19**	0.19
Wong Chung-hin[2] [3] [4]	0.16	0.09	–	–	**0.25**	0.24
Ewan Yee Lup-yuen	0.07	0.03	–	–	**0.10**	0.10
Total for the year 2006	**1.49**	**21.36**	**0.72**	**17.34**	**40.91**	37.85
Total for the year 2005	1.35	19.28	0.61	16.61		37.85

Notes:

(1) During the year, Mr. Neil Douglas McGee received director's fees of THB170,000 from Ratchaburi Power Company, Limited, an associate of the Group. The director's fees were then paid back to the Company.

(2) Independent non-executive directors.

(3) Members of the Audit Committee.

(4) Members of the Remuneration Committee.

(5) Ceased to be Group Finance Director with effect from 1st February 2006.

(6) Assumed position of Group Finance Director with effect from 1st February 2006.

(b) Senior Management Compensation

The five highest paid individuals in the Group included four directors (2005 : four) whose total emoluments are shown above. The emoluments of the other one individual (2005 : one individual) who comprises the five are set out below:

	2006 $ million	2005 $ million
Salaries and other benefits	**3.79**	3.73
Retirement scheme contributions	**0.37**	0.37
	4.16	4.10

The total emoluments of the individual (2005 : one individual) are within the following bands:

	2006 Number	2005 Number
$4,000,001 to $4,500,000	**1**	1

12. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 2(u)(i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. There was no transfer to or from both the Development Fund and Rate Reduction Reserve during the year.

13. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2006 $ million	2005 $ million
Interim dividend declared and paid of 58 cents per ordinary share (2005 : 58 cents per ordinary share)	**1,238**	1,238
Final dividends proposed after the balance sheet date of:		
Ordinary – $1.27 per ordinary share (2005 : $1.01 per ordinary share)	**2,710**	2,156
Special – $nil per ordinary share (2005 : $0.73 per ordinary share)	**–**	1,558
	3,948	4,952

The final dividends proposed after the balance sheet date are based on 2,134,261,654 ordinary shares (2005 : 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2006 $ million	2005 $ million
Final dividend and special dividend in respect of the previous financial year, approved and paid during the year:		
Ordinary – $1.01 per ordinary share (2005 : $1.19 per ordinary share)	**2,156**	2,540
Special – $0.73 per ordinary share (2005 : $nil per ordinary share)	**1,558**	–
	3,714	2,540

14. Earnings per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $6,842 million (2005 : $8,562 million) and 2,134,261,654 ordinary shares (2005 : 2,134,261,654 ordinary shares) in issue throughout the year.

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2006 and 2005.

15. Fixed Assets

$ million	Site Formation and Buildings	Plant, Machinery and Equipment	Assets under Construction	Sub-total	Interests in Leasehold Land Held for Own Use under Operating Leases	Total Fixed Assets
Group						
Cost:						
At 1st January 2005	11,922	46,429	3,810	62,161	2,808	64,969
Additions	2	211	2,776	2,989	16	3,005
Transfers between categories	126	936	(1,062)	-	-	-
Disposals	(5)	(123)	-	(128)	(6)	(134)
At 31st December 2005	12,045	47,453	5,524	65,022	2,818	67,840
At 1st January 2006	**12,045**	**47,453**	**5,524**	**65,022**	**2,818**	**67,840**
Additions	**-**	**228**	**2,081**	**2,309**	**(4)**	**2,305**
Transfers between categories	**1,330**	**3,920**	**(5,250)**	**-**	**-**	**-**
Disposals	**(2)**	**(170)**	**-**	**(172)**	**(3)**	**(175)**
At 31st December 2006	**13,373**	**51,431**	**2,355**	**67,159**	**2,811**	**69,970**
Accumulated Depreciation and Amortisation:						
At 1st January 2005	3,176	16,193	-	19,369	324	19,693
Written back on disposals	(3)	(72)	-	(75)	-	(75)
Charge for the year	323	1,587	-	1,910	54	1,964
At 31st December 2005	3,496	17,708	-	21,204	378	21,582
At 1st January 2006	**3,496**	**17,708**	**-**	**21,204**	**378**	**21,582**
Written back on disposals	**(1)**	**(126)**	**-**	**(127)**	**-**	**(127)**
Charge for the year	**335**	**1,629**	**-**	**1,964**	**55**	**2,019**
At 31st December 2006	**3,830**	**19,211**	**-**	**23,041**	**433**	**23,474**
Net Book Value:						
At 31st December 2006	**9,543**	**32,220**	**2,355**	**44,118**	**2,378**	**46,496**
At 31st December 2005	8,549	29,745	5,524	43,818	2,440	46,258

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $221 million (2005 : $167 million).

The Group's leasehold land at 31st December 2006 is held in Hong Kong and comprises $50 million (2005 : $54 million) and $2,328 million (2005 : $2,386 million) of long-term and medium-term leasehold land respectively.

Depreciation charges for the year included $132 million (2005 : $137 million), relating to assets utilised in development activities which have been capitalised.

(Expressed in Hong Kong Dollars)

16. Interest in Subsidiaries

	Company	
	2006	2005
	$ million	$ million
Unlisted shares, at cost	**2,417**	2,417
Loan capital (see note below)	**19,646**	23,151
Amounts due from subsidiaries	**4,929**	6,434
	26,992	32,002

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 104.

17. Interest in Associates

	Group	
	2006	2005
	$ million	$ million
Share of net assets	**1,750**	1,333
Loans to unlisted associates (see note below)	**4,269**	4,087
Amounts due from unlisted associates	**320**	360
	6,339	5,780

The loans to unlisted associates are unsecured, bearing interest ranging from 6.28% p.a. to 13.79% p.a. (2005 : 3.5% p.a. to 13.79% p.a.) and not due within five years.

Included in the loans to unlisted associates are subordinated loans totalling $4,206 million (2005 : $3,913 million). The rights in respect of these loans are subordinated to the rights of any other lenders to the associates and they are treated as part of the investment in the associates.

The amounts due from unlisted associates are unsecured, interest free, have no fixed repayment terms and not due within one year.

The shares of an associate owned by the Group were pledged as part of the security arrangement for project financing facilities to that associate. The carrying value of the associate as at 31st December 2006 was $75 million (2005 : $222 million).

Particulars of the principal associates are set out in Appendix 3 on page 105.

Summarised Financial Information based on the unaudited Management Accounts of the associates is as follows:

	2006 $ million	2005 $ million
Assets	**60,473**	55,725
Liabilities	**(52,893)**	(49,677)
Equity	**7,580**	6,048
Revenues	**10,475**	9,815
Profit	**806**	2,882

18. Other Non-current Financial Assets

	Group	
	2006 **$ million**	2005 $ million
Unlisted available-for-sale equity securities, at cost	**1,687**	1,682

19. Inventories

	Group	
	2006 **$ million**	2005 $ million
Work in progress	**2**	–
Coal, fuel oil and liquefied natural gas	**204**	164
Stores and materials (see note below)	**278**	281
	484	445

Included in stores and materials is capital stock of $176 million (2005 : $191 million) which was purchased for the future maintenance of capital assets.

20. Trade and Other Receivables

	Group		Company	
	2006 **$ million**	2005 $ million	**2006** **$ million**	2005 $ million
Derivative financial instruments	**19**	32	**–**	–
Debtors (see note below)	**1,100**	1,058	**51**	12
	1,119	1,090	**51**	12

All of the trade and other receivables are expected to be recovered within one year.

(Expressed in Hong Kong Dollars)

20. Trade and Other Receivables (continued)

Debtors' ageing is analysed as follows:

	Group		Company	
	2006 **$ million**	2005 $ million	**2006** **$ million**	2005 $ million
Current or less than 1 month overdue	**596**	555	**-**	-
1 to 3 months overdue	**29**	28	**-**	-
More than 3 months overdue but less than 12 months overdue	**10**	10	**-**	-
Total trade debtors (see note below)	**635**	593	**-**	-
Deposits, prepayments and other receivables	**465**	465	**51**	12
	1,100	1,058	**51**	12

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

21. Fuel Clause Account

The surcharge per unit of electricity sales was 4.9 cents from 1st January 2006 (2005 : 2.2 cents). Movements on the Fuel Clause Account were as follows:

	Group	
	2006 **$ million**	2005 $ million
At 1st January	**1,079**	1,197
Transfer to profit or loss	**15**	119
Surcharge during the year	**(528)**	(237)
At 31st December	**566**	1,079

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 2(u)).

22. Cash and Cash Equivalents

	Group		Company	
	2006 **$ million**	2005 $ million	**2006** **$ million**	2005 $ million
Deposits with banks and other financial institutions	**10,435**	4,548	**10,417**	4,512
Cash at bank and in hand	**27**	13	**-**	8
	10,462	4,561	**10,417**	4,520

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group		Company	
	2006	2005	**2006**	2005
	million	million	**million**	million
United States Dollars	**–**	USD 4	**–**	USD 4
Australian Dollars	**–**	AUD 274	**–**	AUD 271
Thai Baht	**THB 12**	–	**–**	–

23. Trade and Other Payables

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Creditors (see note below)	**1,090**	1,042	**37**	39
Current portion of deferred creditors (see note 25)	**–**	22	**–**	–
Derivative financial instruments	**5**	4	**–**	–
	1,095	1,068	**37**	39

All of the trade and other payables are expected to be settled within one year.

Creditors' ageing is analysed as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Due within 1 month or on demand	**349**	358	**3**	13
Due after 1 month but within 3 months	**267**	170	**–**	–
Due after 3 months but within 12 months	**441**	485	**5**	1
	1,057	1,013	**8**	14
Other payables	**33**	29	**29**	25
	1,090	1,042	**37**	39

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group		Company	
	2006	2005	**2006**	2005
	million	million	**million**	million
United States Dollars	**USD 31**	USD 31	**–**	–
Japanese Yen	**JPY 289**	JPY 273	**–**	–
Euros	**EUR 1**	EUR 4	**–**	–
Pounds Sterling	**GBP 1**	GBP 1	**–**	–

(Expressed in Hong Kong Dollars)

24. Non-current Interest-bearing Borrowings

	Group 2006 $ million	Group 2005 $ million
Bank loans	**11,278**	8,043
Current portion	**(577)**	(354)
	10,701	7,689
Hong Kong dollar notes (see note below)	**3,407**	2,520
Current portion	**(512)**	-
	2,895	2,520
Total	**13,596**	10,209

Hong Kong dollar fixed rate notes bear interest at rates between 4.13% p.a. to 7.35% p.a. (2005 : 4.13% p.a. to 7.35% p.a.), while interest on floating rate notes is determined with reference to the Hong Kong Interbank Offered Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 104. None of the non-current interest-bearing borrowings is expected to be settled within one year.

These borrowings have final maturities extending up to 2015 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
$ million	**2006**	2005	**2006**	2005	**2006**	2005
Within 1 year	**577**	354	**512**	-	**1,089**	354
After 1 year but within 2 years	**2,700**	115	**-**	520	**2,700**	635
After 2 years but within 5 years	**5,751**	7,574	**1,000**	1,000	**6,751**	8,574
After 5 years	**2,250**	-	**1,895**	1,000	**4,145**	1,000
	11,278	8,043	**3,407**	2,520	**14,685**	10,563

Included in interest-bearing borrowings are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group 2006 million	Group 2005 million
United States Dollars	**-**	USD 154
Euros	**EUR 1**	EUR 4

25. Deferred Creditors and Other Payables

	Group 2006 $ million	2005 $ million
Deferred creditors	–	74
Current portion of deferred creditors (see note 23)	–	(22)
	–	52

Deferred creditors are repayable as follows (see note below):

	Group 2006 $ million	2005 $ million
Within 1 year	–	22
After 1 year but within 2 years	–	22
After 2 years but within 5 years	–	26
After 5 years but within 10 years	–	4
	–	74

Deferred creditors were unsecured and bore interest at a margin over Hong Kong Interbank Offered Rate with final maturities up to 2011. All deferred creditors were repaid during the current year.

26. Derivative Financial Instruments

	Group 2006 $ million	2005 $ million
Cross currency swaps	**(4)**	198
Interest rate swaps and caps	**(56)**	41
Foreign exchange forward contracts	**–**	(9)
Total	**(60)**	230
Current portion of derivative financial instruments (see notes 20 and 23)	**14**	28
	(46)	258
Represented by:		
Derivative financial instruments assets	**(47)**	(29)
Derivative financial instruments liabilities	**1**	287
	(46)	258

(Expressed in Hong Kong Dollars)

27. Deferred Taxation

(a) Movements in deferred taxation during the year are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
At 1st January	**5,368**	5,237	**(13)**	–
(Credited)/charged to profit or loss (see note 10(a))	**(13)**	208	**3**	(4)
Charged/(credited) to reserves	**76**	(77)	**9**	(9)
At 31st December	**5,431**	5,368	**(1)**	(13)

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Net deferred tax assets recognised on the Balance Sheet	**(1)**	(14)	**(1)**	(13)
Net deferred tax liabilities recognised on the Balance Sheet	**5,432**	5,382	**–**	–
At 31st December	**5,431**	5,368	**(1)**	(13)

(b) Major components of deferred tax (assets)/liabilities are set out below:

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Tax effects of:				
Depreciation allowances in excess of the related depreciation	**5,338**	5,223	**–**	–
Fuel clause rebates	**99**	189	**–**	–
Contributions to employee retirement schemes	**–**	(41)	**–**	(11)
Tax losses	**–**	(2)	**–**	(2)
Cash flow hedges	**–**	(1)	**–**	–
Others	**(6)**	–	**(1)**	–
	5,431	5,368	**(1)**	(13)

28. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Hong Kong Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% of basic pay. The most recent actuarial valuations of both Schemes have been carried out by the appointed actuary, represented by Mr. A. Wong, FSA, FCIA as at 1st January 2006. The principal actuarial assumptions used include a long term yield gap, which is the long term expected rate of investment return net of salary increase, of 1.5% to 2.0% p.a., pension increase of 2.5% p.a., together with appropriate provisions for mortality rates, turnover and adjustments to reflect the short-term market expectation of salary increases. The valuations revealed that the Scheme assets in each case were sufficient to cover the respective discontinuance liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2006 were determined in accordance with HKAS 19 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amounts recognised in the Balance Sheet are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Present value of funded obligations	**4,410**	4,151	**438**	393
Fair value of scheme assets	**(4,599)**	(3,986)	**(391)**	(337)
	(189)	165	**47**	56
Represented by:				
Employee retirement benefit assets	**(578)**	(170)	**(34)**	(10)
Employee retirement benefit liabilities	**389**	335	**81**	66
	(189)	165	**47**	56

The plan assets include ordinary shares issued by the Company with a fair value of $nil (2005 : $7 million).

28. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

A portion of the above liability is expected to be settled after more than one year. However, it is not practicable to segregate this amount from the amounts payable in the next twelve months, as future contributions will also relate to future services rendered and future changes in actuarial assumptions and market conditions.

(ii) Changes in present value of funded obligations are as follows:

	Group		Company	
	2006 $ million	2005 $ million	**2006 $ million**	2005 $ million
At 1st January	**4,151**	3,701	**393**	354
Current service cost	**161**	140	**10**	9
Interest cost	**183**	182	**18**	17
Employee contributions paid to schemes	**27**	28	**2**	2
Actuarial loss	**125**	251	**42**	32
Benefits paid	**(237)**	(151)	**(27)**	(21)
At 31st December	**4,410**	4,151	**438**	393

(iii) Changes in fair value of scheme assets are as follows:

	Group		Company	
	2006 $ million	2005 $ million	**2006 $ million**	2005 $ million
At 1st January	**3,986**	3,639	**337**	312
Expected return	**299**	274	**25**	23
Actuarial gain	**447**	67	**49**	13
Employer contributions paid to schemes	**77**	129	**5**	8
Employee contributions paid to schemes	**27**	28	**2**	2
Benefits paid	**(237)**	(151)	**(27)**	(21)
At 31st December	**4,599**	3,986	**391**	337

The Group expects to contribute $63 million to its defined benefit schemes in 2007.

(iv) Expense recognised in the Consolidated Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2006 **$ million**	2005 $ million
Current service cost	**161**	140
Interest cost	**183**	182
Expected return on scheme assets	**(299)**	(274)
	45	48

The expense is recognised in the following line items in the Consolidated Profit and Loss Account:

	2006 **$ million**	2005 $ million
Direct costs	**25**	25
Other operating costs	**20**	23
	45	48

The actual return on scheme assets of the Group (taking into account all changes in the fair value of the scheme assets excluding contributions paid and received) was net income of $746 million (2005 : $341 million).

(v) The cumulative amount of actuarial gains and losses recognised in the Statement of Recognised Income and Expense is as follows:

	2006 **$ million**	2005 $ million
At 1st January	**439**	–
Actuarial (gains)/losses recognised in the Statement of Recognised Income and Expense during the year	**(322)**	439
At 31st December	**117**	439

28. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

(vi) The major categories of scheme assets as a percentage of total scheme assets are as follows:

	2006	2005
Hong Kong equities	**18.7%**	17.2%
Europe equities	**13.8%**	14.8%
North America equities	**15.4%**	14.7%
Other Asia Pacific equities	**13.0%**	17.7%
Global bonds	**34.0%**	31.3%
Deposits, cash and others	**5.1%**	4.3%

(vii) The principal actuarial assumptions used at 31st December (expressed as weighted average) are as follows:

	Group and Company	
	2006	2005
Discount rate	**4.0%**	4.5%
Expected rate of return on scheme assets	**6.5% – 7.0%**	7.5%
Future salary increase rate	**5.0%**	5.0%
Future pension increase rate	**2.5%**	2.5%

The expected long-term rate of return on scheme assets is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns, without adjustments.

(viii) The amounts of defined benefit schemes for the current and previous years are as follows:

	Group			**Company**		
$ million	**2006**	2005	2004	**2006**	2005	2004
Present value of funded obligations	**(4,410)**	(4,151)	(3,701)	**(438)**	(393)	(354)
Fair value of scheme assets	**4,599**	3,986	3,639	**391**	337	312
Surplus/(deficit)	**189**	(165)	(62)	**(47)**	(56)	(42)
Experience adjustments on:						
Scheme liabilities	**(45)**	(8)	(26)	**(26)**	(10)	(18)
Scheme assets	**447**	67	148	**49**	13	14

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme (the "MPF Scheme") in December 2000, the Group has also participated in a master trust MPF Scheme operated by an independent service provider. All new recruits not previously covered by the defined benefit retirement schemes are enrolled in this Scheme.

The MPF scheme is a defined contribution retirement scheme with the employer and its employees each contributing to the plan in accordance with the relevant scheme rules. The scheme rules provide for voluntary contributions to be made by the employer calculated as a percentage of the employees' basic salaries. No forfeited contributions have been utilised to reduce current year's level of contribution.

	2006	2005
	$ million	$ million
Expenses recognised in the Consolidated Profit and Loss Account	**3**	2

29. Share Capital

		Company	
	Number of Shares	**2006** **$ million**	2005 $ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

30. Total Equity

(a) Group

$ million	Share Capital (note 29)	Share Premium (note 30(c))	Exchange Reserve (note 30(d))	Hedging Reserve (note 30(e))	Revenue Reserve (note 30(f))	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2005	2,134	4,476	349	(119)	27,805	2,540	37,185
Exchange differences on translation of:							
- financial statements of overseas subsidiaries	-	-	(93)	-	-	-	(93)
- overseas associates	-	-	(124)	-	-	-	(124)
Cash flow hedge:							
- effective portion of changes in fair value, net of deferred tax	-	-	-	117	174	-	291
- transferred to profit or loss	-	-	-	(2)	-	-	(2)
- transferred to initial carrying amount of non-financial hedged items	-	-	-	6	-	-	6
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	-	-	-	-	(362)	-	(362)
Net income and expense recognised directly in equity	-	-	(217)	121	(188)	-	(284)
Profit for the year	-	-	-	-	8,562	-	8,562
Total recognised income and expense for the year	-	-	(217)	121	8,374	-	8,278
Final dividend in respect of the previous year approved and paid (see note 13(b))	-	-	-	-	-	(2,540)	(2,540)
Interim dividend paid (see note 13(a))	-	-	-	-	(1,238)	-	(1,238)
Proposed final dividend (see note 13(a))	-	-	-	-	(3,714)	3,714	-
Total equity at 31st December 2005	2,134	4,476	132	2	31,227	3,714	41,685

$ million	Share Capital (note 29)	Share Premium (note 30(c))	Exchange Reserve (note 30(d))	Hedging Reserve (note 30(e))	Revenue Reserve (note 30(f))	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2006	**2,134**	**4,476**	**132**	**2**	**31,227**	**3,714**	**41,685**
Exchange differences on translation of:							
- financial statements of overseas subsidiaries	-	-	(33)	-	-	-	(33)
- overseas associates	-	-	103	-	-	-	103
Cash flow hedge:							
- effective portion of changes in fair value, net of deferred tax	-	-	-	111	19	-	130
- transferred to profit or loss	-	-	-	-	-	-	-
- transferred to initial carrying amount of non-financial hedged items	-	-	-	(6)	-	-	(6)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	-	-	-	-	316	-	316
Net income and expense recognised directly in equity	-	-	70	105	335	-	510
Profit for the year	-	-	-	-	6,842	-	6,842
Total recognised income and expense for the year	-	-	70	105	7,177	-	7,352
Final dividend in respect of the previous year approved and paid (see note 13(b))	-	-	-	-	-	(3,714)	(3,714)
Interim dividend paid (see note 13(a))	-	-	-	-	(1,238)	-	(1,238)
Proposed final dividend (see note 13(a))	-	-	-	-	(2,710)	2,710	-
Total equity at 31st December 2006	**2,134**	**4,476**	**202**	**107**	**34,456**	**2,710**	**44,085**

Group revenue reserves as at 31st December 2006 include the Group's share of the retained profits of its associates amounting to $1,534 million (2005 : $1,205 million).

30. Total Equity (continued)

(b) Company

$ million	Share Capital (note 29)	Share Premium (note 30(c))	Revenue Reserve (note 30(f))	Proposed/ Declared Dividend	Total Equity
Total equity at 1st January 2005	2,134	4,476	22,807	2,540	31,957
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	-	-	(42)	-	(42)
Net expense recognised directly in equity	-	-	(42)	-	(42)
Profit for the year	-	-	8,315	-	8,315
Total recognised income and expense for the year	-	-	8,273	-	8,273
Final dividend in respect of the previous year approved and paid (see note 13(b))	-	-	-	(2,540)	(2,540)
Interim dividend paid (see note 13(a))	-	-	(1,238)	-	(1,238)
Proposed final dividend (see note 13(a))	-	-	(3,714)	3,714	-
Total equity at 31st December 2005	2,134	4,476	26,128	3,714	36,452
Total equity at 1st January 2006	**2,134**	**4,476**	**26,128**	**3,714**	**36,452**
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	-	-	**(2)**	-	**(2)**
Net expense recognised directly in equity	-	-	**(2)**	-	**(2)**
Profit for the year	-	-	**5,870**	-	**5,870**
Total recognised income and expense for the year	-	-	**5,868**	-	**5,868**
Final dividend in respect of the previous year approved and paid (see note 13(b))	-	-	-	**(3,714)**	**(3,714)**
Interim dividend paid (see note 13(a))	-	-	**(1,238)**	-	**(1,238)**
Proposed final dividend (see note 13(a))	-	-	**(2,710)**	**2,710**	-
Total equity at 31st December 2006	**2,134**	**4,476**	**28,048**	**2,710**	**37,368**

All of the Company's revenue reserve is available for distribution to equity shareholders. After the balance sheet date, the directors proposed a final dividend of $1.27 (2005 : a final dividend of $1.01 and a special dividend of $0.73) per ordinary share, amounting to $2,710 million (2005 : $3,714 million). This dividend has not been recognised as a liability at the balance sheet date.

(c) Share Premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(d) Exchange Reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign exchange differences arising from hedges of the net investment in these foreign operations. The reserve is dealt with in accordance with the accounting policies set out in notes 2(i)(iii) and 2(v).

(e) Hedging Reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2(i)(ii).

(f) Revenue Reserve

The revenue reserve comprises the accumulative profits retained by the Company and its subsidiaries and includes the Group's share of the retained profits of its associates.

31. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2006 $ million	2005 $ million
Profit before taxation	**8,143**	9,777
Adjustments for:		
Profit on disposal of interest in associates	**-**	(1,560)
Share of profits less losses of associates	**(229)**	(1,050)
Interest income	**(724)**	(902)
Dividend income from unlisted available-for-sale equity securities	**(177)**	(66)
Profit on disposal of unlisted available-for-sale equity securities	**-**	(21)
Finance costs	**432**	597
Depreciation	**1,832**	1,773
Amortisation of leasehold land	**55**	54
Fixed assets written off	**21**	21
Net profit on disposal of fixed assets	**(8)**	(25)
Exchange gains	**(85)**	(14)
Operating profit before changes in working capital	**9,260**	8,584
(Increase)/decrease in inventories	**(53)**	36
Decrease/(increase) in trade and other receivables	**4**	(25)
Decrease in Fuel Clause Account	**513**	118
Increase/(decrease) in trade and other payables, excluding current portion of deferred creditors	**47**	(137)
Increase in net employee retirement benefits	**(32)**	(81)
Cash generated from operations	**9,739**	8,495

(Expressed in Hong Kong Dollars)

32. Financial Instruments

The Group is exposed to credit, liquidity, interest rate and currency risks in the normal course of its businesses. In accordance with the Group's treasury policy, derivative financial instruments are only used to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

(a) Credit Risk

The Group's credit risk is primarily attributable to trade and other receivables of electricity charges, Fuel Clause Account, bank deposits and over-the-counter derivative financial instruments entered into for hedging purposes. The management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables of electricity charges, The Hongkong Electric Company, Limited, a wholly-owned subsidiary company, obtains sufficient collateral of security from customers in accordance with the Supply Rules. The outstanding amount of deposits received from customers at 31st December 2006 was $1,537 million (2005 : $1,508 million). The credit policy is set out in note 20.

In respect of the Fuel Clause Account, the 2004-2008 Financial Plan was submitted and approved by the Government on the basis that the Fuel Clause Account receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2008.

The Group has a defined minimum credit rating requirement and transaction limit on counterparties for dealing in financial derivatives or placing of deposits to minimise credit exposure. The management does not expect any counterparty to fail to meet its obligations.

The Group has no significant concentrations of credit risk in respect of trade and other receivables of electricity charges, as the five largest customers combined did not exceed 30% of the Group's total turnover.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the financial guarantees given by the Group as set out in note 35, the Group does not provide any other guarantee which would expose the Group or the Company to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 35.

(b) Liquidity Risk

The Group's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. The Group has undrawn committed bank facilities of $5,686 million at 31st December 2006 (2005 : $3,465 million).

(c) Interest Rate Risk

The Group is exposed to cash flow interest rate risk on its interest-bearing assets and liabilities. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

(i) Hedging

The Group's policy is to maintain a balanced combination of fixed and variable rate debt to reduce its interest rate exposure. The Group also uses interest rate derivatives to manage the exposure in accordance with the treasury policy. At 31st December 2006, the Group had interest rate swaps with a total notional amount of $5,005 million (2005 : $5,893 million).

The Group classifies interest rate swaps as cash flow or fair value hedges and states them at fair value in accordance with the policy set out in note 2(i).

The fair values of swaps entered into by the Group at 31st December 2006 were recognised as derivative financial instruments assets and liabilities amount of $59 million (2005 : $23 million) and $3 million (2005 : $64 million) respectively.

(Expressed in Hong Kong Dollars)

32. Financial Instruments (continued)

(c) Interest Rate Risk (continued)

(ii) Effective Interest Rate and Repricing Analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

Group

			2006			
$ million	Weighted Average Interest Rate %	One Year or Less	1-2 Years	2-5 Years	More than 5 Years	Total
Repricing dates for assets/(liabilities) which reprice before maturity						
Cash at bank and in hand	–	27	–	–	–	27
Bank overdrafts	7.8	(4)	–	–	–	(4)
Bank loans and other borrowings	5.2	(12,426)	–	–	–	(12,426)
Customers' deposits	2.3	(1,537)	–	–	–	(1,537)
Effect of interest rate swaps	(0.4)	4,005	(250)	(3,755)	–	–
		(9,935)	(250)	(3,755)	–	(13,940)
Maturity dates for assets/(liabilities) which do not reprice before maturity						
Loans to associates	11.3	–	–	–	4,269	4,269
Deposits with banks and other financial institutions	4.0	10,435	–	–	–	10,435
Bank loans and other borrowings	4.3	(364)	–	–	(1,895)	(2,259)
		10,071	–	–	2,374	12,445

$ million	Weighted Average Interest Rate %	2005 One Year or Less	1-2 Years	2-5 Years	More than 5 Years	Total
Repricing dates for assets/(liabilities) which reprice before maturity						
Cash at bank and in hand	–	13	–	–	–	13
Bank overdrafts	7.8	(8)	–	–	–	(8)
Bank loans and other borrowings	4.7	(6,104)	–	–	–	(6,104)
Deferred creditors	5.2	(74)	–	–	–	(74)
Customers' deposits	2.3	(1,508)	–	–	–	(1,508)
Effect of interest rate swaps	0.2	750	(500)	(250)	–	–
		(6,931)	(500)	(250)	–	(7,681)
Maturity dates for assets/(liabilities) which do not reprice before maturity						
Loans to associates	11.1	126	–	–	3,949	4,075
Deposits with banks and other financial institutions	4.6	4,548	–	–	–	4,548
Bank loans and other borrowings	5.9	(185)	–	(3,274)	(1,000)	(4,459)
		4,489	–	(3,274)	2,949	4,164

(Expressed in Hong Kong Dollars)

32. Financial Instruments (continued)

(c) Interest Rate Risk (continued)

(ii) Effective Interest Rate and Repricing Analysis (continued)

Company

$ million	2006 Weighted Average Interest Rate %	One Year or Less	1-2 Years	2-5 Years	More than 5 Years	Total
Repricing dates for assets which reprice before maturity						
Cash at bank and in hand	–	–	–	–	–	–
Maturity dates for assets which do not reprice before maturity						
Deposits with banks and other financial institutions	4.0	10,417	–	–	–	10,417

$ million	2005 Weighted Average Interest Rate %	One Year or Less	1-2 Years	2-5 Years	More than 5 Years	Total
Repricing dates for assets which reprice before maturity						
Cash at bank and in hand	–	8	–	–	–	8
Maturity dates for assets which do not reprice before maturity						
Deposits with banks and other financial institutions	4.6	4,512	–	–	–	4,512

(d) Foreign Currency Risk

(i) Committed and Forecast Transactions

The Group is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars, Sterling pounds, Euros and Japanese yen.

The Group uses forward exchange contracts to hedge its foreign currency risk and classifies these as cash flow hedges. At 31st December 2006, the Group had forward exchange contracts hedging committed and forecast transactions with a net fair value of $1 million liabilities (2005 : $8 million assets) recognised as derivative financial instruments.

(ii) Recognised Assets and Liabilities

The net fair value of forward exchange contracts and currency swaps contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at 31st December 2006 was $1 million assets (2005 : $1 million assets) and $4 million assets (2005 : $198 million liabilities) recognised as derivative financial instruments.

Except for borrowings arising from overseas investments (see note 32(d)(iii)), 100% of the Group's borrowings are either hedged or denominated in Hong Kong dollars. Given this, the management does not expect that there will be any significant currency risk associated with the Group's borrowings.

(iii) Overseas Investments

Currency exposure arising from overseas investments is hedged by arranging a comparable level of external borrowings in the same currency as the underlying investments. The fair value of the loans at 31st December 2006 was $3,757 million (2005 : $3,274 million).

(e) Fair Values

The carrying amounts of the financial instruments are estimated to approximate their fair values.

(f) Estimation of Fair Values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

(i) Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. Unquoted equity investments do not have a quoted market price in an active market and are measured at cost as their fair value cannot be measured reliably.

(ii) Derivatives

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of interest rate swaps and cross currency swaps is determined by discounting the future cash flows of the contracts at the current market interest and foreign exchange rates.

(iii) Interest-bearing Bank Loans and Other Borrowings

The carrying amounts of bank loans and other borrowings are estimated to approximate their fair values.

(iv) Financial Guarantees

The fair value of financial guarantees issued is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made.

33. Operating Lease

At 31st December 2006, the total future minimum lease payments by the Group under a non-cancellable equipment operating lease are payable as follows:

	Group	
	2006	2005
	$ million	$ million
Within 1 year	**62**	62
After 1 year but within 5 years	**108**	170
	170	232

Under the non-cancellable equipment operating lease agreement, the lessee has an option to purchase all of the equipment at the fair market value as at the lease maturity date.

34. Commitments

The Group's commitments outstanding at 31st December and not provided for in the financial statements were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Contracted for:				
Capital expenditure	**1,218**	1,807	**–**	–
Investment in associates	**309**	234	**–**	–
	1,527	2,041	**–**	–
Authorised but not contracted for:				
Capital expenditure	**8,674**	7,400	**–**	–

35. Contingent Liabilities

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Financial guarantees have been issued in respect of banking facilities available to the subsidiaries	**–**	–	**3,757**	3,274
Other guarantees given in respect of:				
Subsidiaries	**10**	10	**1,806**	1,728
Associate	**–**	33	**–**	33
Others	**210**	210	**–**	–
	220	253	**5,563**	5,035

36. Material Related Party Transactions

The Group had the following material transactions with related parties during the year:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $461 million (2005 : $840 million) for the year. At 31st December 2006, the total outstanding interest bearing loan balances due from associates were $4,269 million (2005 : $4,075 million). The outstanding balances with associates are disclosed in note 17.

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the Company's Directors as disclosed in note 11(a) and the highest paid employees as disclosed in note 11(b), is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Short-term employee benefits	**63**	61	**38**	35
Post-employment benefits	**3**	3	**1**	1
	66	64	**39**	36

Total remuneration is included in "staff costs" (see note 9). At 31st December 2006, the total outstanding amount due from the key management personnel was $1 million (2005 : $nil).

(c) Subsidiaries

Management fees and services fees recharged by the Company to subsidiaries amounted to $138 million (2005 : $134 million) for the year. At 31st December 2006, the outstanding balances with subsidiaries are disclosed in note 16. The transactions and balances with subsidiaries are eliminated on consolidation.

(Expressed in Hong Kong Dollars)

36. Material Related Party Transactions (continued)

(d) Other Related Parties

On 1st June 2006, Status High Investments Limited ("Status High"), a wholly-owned subsidiary of Cheung Kong (Holdings) Limited ("CKH"), entered into a subscription agreement with Hong Kong Telecommunications Holdings (Malaysian) Limited ("HKTHM") (formerly known as CKI/HEI Electricity Holdings (Malaysian) Limited) to subscribe for 50 new shares of par value of US$1.00 each in the share capital of HKTHM. The subscribed new shares represent one-third of the issued share capital of HKTHM as enlarged by the issue of the subscription shares, for an aggregate consideration of US$50 (equivalent to HK$390). The Group and Cheung Kong Infrastructure Holdings Limited ("CKI") each ultimately owned 50% of the issued share capital of HKTHM before the subscription. Following completion of the subscription, HKTHM is ultimately owned by the Group, CKI and CKH in equal proportions (i.e. one-third each). In line with the current funding arrangements under which the Group and CKI have each indirectly granted HKTHM a facility of up to A$12.5 million (equivalent to HK$73.25 million), Status High entered into a loan agreement with HKTHM to grant the facility to HKTHM on identical terms, immediately after completion of the subscription.

CKH is a substantial shareholder of Hutchison Whampoa Limited ("HWL"). HWL is a substantial shareholder of CKI. CKI is a substantial shareholder of the Group. HKTHM is an associate of the Group.

37. Substantial Shareholder of the Company

The Company is a Hong Kong listed company and the shares are widely held by the public. Cheung Kong Infrastructure Holdings Limited currently holds approximately 38.87% of the issued share capital of the Company and is a substantial shareholder of the Company.

38. Critical Accounting Estimates and Judgements

The methods, estimates and judgements the directors used in applying the Group's accounting policies have a significant impact on the Group's financial position and operating results. Some of the accounting policies require the Group to apply estimates and judgements, on matters that are inherently uncertain. In addition to notes 28 and 32 which contain information about the assumptions and their risk factors relating to valuation of defined benefit retirement obligations and financial instruments, certain critical accounting judgements in applying the Group's accounting policies are described below.

(a) Depreciation and Amortisation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews annually the useful life of an asset and its residual value, if any. Interests in leasehold land held for own use under operating leases are amortised on a straight-line basis over the shorter of the estimated useful lives of the lease assets and the lease term. Both the period and methods of amortisation are reviewed annually. The depreciation and amortisation expenses for future periods are adjusted if there are significant changes from previous estimates.

(b) Impairment

In considering the impairment losses that may be required for the Group's assets which include available-for-sale securities and fixed assets, the recoverable amount of the asset needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which require significant judgement. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount.

Any increase or decrease in the above impairment loss would affect the net profit in future years.

39. Possible Impact of Amendments, New Standards and Interpretations Issued But Not Yet Effective for the Year Ended 31st December 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st December 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HK(IFRIC 9)	Reassessment of embedded derivatives	1st June 2006
HKFRS 7	Financial Instruments: Disclosures	1st January 2007
Amendments to HKAS 1	Presentation of Financial Statements: Capital Disclosures	1st January 2007

(Expressed in Hong Kong Dollars)

Appendix 1

Segment Information

(a) Business Segments

For the year ended 31st December

$ million	Sales of Electricity 2006	Sales of Electricity 2005	Infrastructure Investments 2006	Infrastructure Investments 2005	Unallocated & Other Items 2006	Unallocated & Other Items 2005	Consolidated 2006	Consolidated 2005
Revenue								
Group turnover	**12,139**	11,575	**–**	–	**42**	47	**12,181**	11,622
Other revenue	**26**	47	**78**	–	**216**	110	**320**	157
Segment revenue	**12,165**	11,622	**78**	–	**258**	157	**12,501**	11,779
Result								
Segment result	**7,347**	6,783	**78**	–	**185**	70	**7,610**	6,853
Interest income	**–**	–	**461**	840	**263**	62	**724**	902
Finance costs	**(186)**	(128)	**(234)**	(460)	**–**	–	**(420)**	(588)
Operating profit	**7,161**	6,655	**305**	380	**448**	132	**7,914**	7,167
Profit on disposal of interest in associates	**–**	–	**–**	1,560	**–**	–	**–**	1,560
Share of profits less losses of associates	**–**	–	**228**	1,049	**1**	1	**229**	1,050
Profit before taxation	**7,161**	6,655	**533**	2,989	**449**	133	**8,143**	9,777
Income tax	**(1,286)**	(1,218)	**(2)**	(1)	**(13)**	4	**(1,301)**	(1,215)
Profit after taxation	**5,875**	5,437	**531**	2,988	**436**	137	**6,842**	8,562
Scheme of Control transfers	**–**	–	**–**	–	**–**	–	**–**	–
Profit attributable to equity shareholders	**5,875**	5,437	**531**	2,988	**436**	137	**6,842**	8,562
At 31st December								
Assets								
Segment assets	**49,209**	49,056	**1,733**	1,738	**36**	(27)	**50,978**	50,767
Interest in associates	**–**	–	**6,329**	5,770	**10**	10	**6,339**	5,780
Cash and cash equivalents	**–**	–	**–**	–	**10,462**	4,561	**10,462**	4,561
Consolidated total assets	**49,209**	49,056	**8,062**	7,508	**10,508**	4,544	**67,779**	61,108
Liabilities								
Segment liabilities	**2,743**	2,601	**150**	458	**129**	117	**3,022**	3,176
Current and deferred taxation	**5,972**	5,602	**1**	–	**10**	–	**5,983**	5,602
Interest-bearing borrowings	**10,937**	7,372	**3,751**	3,273	**1**	–	**14,689**	10,645
Rate Reduction Reserve	**–**	–	**–**	–	**–**	–	**–**	–
Development Fund	**–**	–	**–**	–	**–**	–	**–**	–
Consolidated total liabilities	**19,652**	15,575	**3,902**	3,731	**140**	117	**23,694**	19,423
Other information								
Capital expenditure	**2,304**	3,005	**–**	–	**1**	–	**2,305**	3,005
Depreciation and amortisation	**2,019**	1,964	**–**	–	**–**	–	**2,019**	1,964

(b) Geographical Segments

For the year ended 31st December

$ million	Hong Kong 2006	Hong Kong 2005	Australia 2006	Australia 2005	Unallocated & Other Items 2006	Unallocated & Other Items 2005	Consolidated 2006	Consolidated 2005
Revenue								
Group turnover	**12,166**	11,607	**–**	–	**15**	15	**12,181**	11,622
Other revenue	**65**	53	**78**	–	**177**	104	**320**	157
Segment revenue	**12,231**	11,660	**78**	–	**192**	119	**12,501**	11,779
Result								
Segment result	**7,394**	6,787	**82**	13	**134**	53	**7,610**	6,853
Interest income	**263**	62	**460**	837	**1**	3	**724**	902
Finance costs	**(186)**	(128)	**(234)**	(460)	**–**	–	**(420)**	(588)
Operating profit	**7,471**	6,721	**308**	390	**135**	56	**7,914**	7,167
Profit on disposal of interest in associates	**–**	–	**–**	1,560	**–**	–	**–**	1,560
Share of profits less losses of associates	**1**	1	**254**	1,064	**(26)**	(15)	**229**	1,050
Profit before taxation	**7,472**	6,722	**562**	3,014	**109**	41	**8,143**	9,777
Income tax	**(1,299)**	(1,214)	**(2)**	–	**–**	(1)	**(1,301)**	(1,215)
Profit after taxation	**6,173**	5,508	**560**	3,014	**109**	40	**6,842**	8,562
Scheme of Control transfers	**–**	–	**–**	–	**–**	–	**–**	–
Profit attributable to equity shareholders	**6,173**	5,508	**560**	3,014	**109**	40	**6,842**	8,562
At 31st December								
Assets								
Segment assets	**49,234**	49,023	**46**	56	**1,698**	1,688	**50,978**	50,767
Interest in associates	**10**	10	**6,254**	5,548	**75**	222	**6,339**	5,780
Cash and cash equivalents	**–**	–	**–**	–	**10,462**	4,561	**10,462**	4,561
Consolidated total assets	**49,244**	49,033	**6,300**	5,604	**12,235**	6,471	**67,779**	61,108
Other information								
Capital expenditure	**2,304**	3,005	**–**	–	**1**	–	**2,305**	3,005
Depreciation and amortisaton	**2,019**	1,964	**–**	–	**–**	–	**2,019**	1,964

Appendix 2

Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2006 which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of Company	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/ Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$1,000 million Hong Kong dollar notes (see note 24)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1 and HK$500 million Hong Kong dollar notes (see note 24)	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Dunway Investment Limited	US$1	100	British Virgin Islands	Investment
Coty Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1 HK$1,900 million Hong Kong dollar notes (see note 24)	100*	British Virgin Islands/ Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Ltd	A$637,510	100*	British Virgin Islands	Investment holding
HEI Power (Malaysian) Ltd	A$52,510	100*	British Virgin Islands	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding
HEI Electricity Distribution (Malaysian) Limited	US$100	100*	Malaysia	Investment holding
Kentson Limited	US$1	100*	British Virgin Islands	Investment holding
Alpha Central Profits Limited	US$1	100*	British Virgin Islands	Investment holding

* *Indirectly held*

Appendix 3

Principal Associates

The following list contains only the particulars of associates as at 31st December 2006 which principally affected the results or assets of the Group:

Name of Associate	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
CKI Spark Holdings No. One Limited (see note (a) below)	AUD343,206,585	54.76%	Bahamas/ Australia	Electricity distribution
CKI Spark Holdings No. Two Limited (see note (b) below)	AUD498,038,537	54.76%	Bahamas/ Australia	Electricity distribution
Hong Kong Telecommunication Holdings (Malaysian) Limited (see note (c) below)	AUD150	33.33%	Malaysia	Investment holding
Ratchaburi Power Company, Limited (see note (d) below)	THB2,250,000,000	25%	Thailand	Electricity generation and supply

Notes:

(a) *CKI Spark Holdings No. One Limited holds 51% attributable interest in CHEDHA Holdings Pty Limited ("CHEDHAH"). CHEDHAH is the holding company of Powercor and CitiPower. Powercor operates and manages an electricity distribution business in the State of Victoria, Australia. CitiPower, which is similar to Powercor, is one of five electricity distributors in the State of Victoria, Australia. The Group holds 54.76% of CKI Spark Holdings No. One Limited but the Group does not have effective control over it and therefore it has been accounted for as an associate.*

(b) *CKI Spark Holdings No. Two Limited holds 51% attributable interest in ETSA Utilities Partnership ("ETSA"). ETSA is an unincorporated body and operates and manages the electricity distribution business in the State of South Australia. The Group holds 54.76% of CKI Spark Holdings No. Two Limited but the Group does not have effective control over it and therefore it has been accounted for as an associate.*

(c) *Hong Kong Telecommunication Holdings (Malaysian) Limited ("HKTHM") (formerly known as CKI/HEI Electricity Holdings (Malaysian) Limited) through its wholly-owned subsidiary holds certain telecommunication assets in Australia. On 1st June 2006, the shareholding of HKTHM was reduced from 50% to 33.33% after the subscription of 50 new shares of HKTHM by a related person (see note 36(d)).*

(d) *Ratchaburi Power Company, Limited is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a power generating station in Thailand.*

Five-Year Group Profit Summary and Group Balance Sheet

Five-Year Group Profit Summary

HK$ million	**2006**	2005	2004	2003	2002
Turnover	**12,181**	11,622	11,407	11,250	11,605
Operating profit	**7,914**	7,167	7,017	7,394	7,677
Profit on disposal of interest in associates	**–**	1,560	–	–	–
Share of profits less losses of associates	**229**	1,050	419	71	22
Profit before taxation	**8,143**	9,777	7,436	7,465	7,699
Income tax	**(1,301)**	(1,215)	(1,180)	(1,598)	(1,154)
Profit after taxation	**6,842**	8,562	6,256	5,867	6,545
Scheme of Control transfers	**–**	–	–	133	(12)
Profit attributable to equity shareholders	**6,842**	8,562	6,256	6,000	6,533

Five-Year Group Balance Sheet

HK$ million	**2006**	2005	2004	2003	2002
Fixed assets	**46,496**	46,258	45,276	45,024	45,202
Interest in associates	**6,339**	5,780	8,914	8,175	7,767
Other non-current financial assets	**1,687**	1,682	39	7	405
Other non-current assets	**626**	213	296	236	228
Net current assets/(liabilities)	**9,892**	5,525	1,242	(845)	(2,226)
Total assets less current liabilities	**65,040**	59,458	55,767	52,597	51,376
Non-current liabilities	**(20,955)**	(17,773)	(18,195)	(17,531)	(18,890)
Rate Reduction Reserve	**–**	–	–	(5)	(10)
Development Fund	**–**	–	–	–	(139)
Net assets	**44,085**	41,685	37,572	35,061	32,337
Share capital	**2,134**	2,134	2,134	2,134	2,134
Reserves	**41,951**	39,551	35,438	32,927	30,203
Capital and reserves	**44,085**	41,685	37,572	35,061	32,337

Note:

In 2005, the Group adopted a number of new and revised HKFRSs issued by the HKICPA as part of its ongoing programme to align HKFRSs with International Accounting Standards. Under the transitional arrangements, a number of the new standards were adopted prospectively, such as HKAS 32, Financial Instruments: Disclosure and Presentation and HKAS 39, Financial Instruments: Recognition and Measurement and Amendments to HKAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whilst others such as HKAS 28, Investments in Associates, were adopted retrospectively. In the above analysis, the figures for 2004 and earlier years have only been restated to the extent that the new accounting policies were adopted retrospectively.

Ten-Year Scheme of Control Statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government. This SOC was renewed with effect from 1st January 1994 and is effective until 31st December 2008. During this period, each party has the right, during the year ended 31st December 1998 and the year ended 31st December 2003, to request modification of the SOC, subject to agreement being reached by all parties.

The SOC provides for HEC to earn a Permitted Return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC. The Permitted Return is determined after any excess capacity adjustment, in accordance with the Annex of the SOC. No excess capacity adjustment was required in 2006. Any difference between the Permitted Return and the SOC net revenue of HEC must be transferred to or (from) a Development Fund from or (to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition, each year 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, the purpose of which is to rebate electricity charges to customers.

In accordance with the renewed SOC effective 1st January 1994, HEC is required to retain a SOC tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2006**	2005	2004	2003	2002	2001	2000	1999	1998	1997
Sales of electricity	**12,326**	12,310	11,442	11,263	11,522	10,911	10,543	9,577	9,627	8,366
Transfer from/(to) Fuel Clause Account	**15**	119	(443)	(726)	(724)	(740)	(801)	(745)	(623)	(479)
Other Scheme of Control revenue	**42**	56	51	66	56	59	54	64	62	66
Gross tariff revenue	**12,383**	12,485	11,050	10,603	10,854	10,230	9,796	8,896	9,066	7,953
Fuel costs	**(1,780)**	(1,887)	(1,301)	(983)	(972)	(917)	(823)	(842)	(973)	(1,036)
Operating costs	**(1,155)**	(1,190)	(1,105)	(918)	(833)	(848)	(845)	(798)	(755)	(742)
Interest	**(186)**	(128)	(83)	(195)	(196)	(359)	(590)	(648)	(778)	(436)
Depreciation	**(1,892)**	(1,832)	(1,810)	(1,782)	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)	(1,152)
Profit on disposal of fixed assets	**-**	-	-	317	-	-	-	-	-	-
Net revenue before taxation	**7,370**	7,448	6,751	7,042	7,182	6,534	6,090	5,260	5,178	4,587
Scheme of Control taxation	**(1,453)**	(1,314)	(1,167)	(1,193)	(1,134)	(1,010)	(862)	(747)	(822)	(748)
Net revenue after taxation	**5,917**	6,134	5,584	5,849	6,048	5,524	5,228	4,513	4,356	3,839
Interest on borrowed capital	**285**	181	128	218	329	524	775	790	867	780
Interest on incremental customers' deposits	**9**	3	-	-	-	3	3	1	-	-
Scheme of Control net revenue	**6,211**	6,318	5,712	6,067	6,377	6,051	6,006	5,304	5,223	4,619
Transfer from/(to) Development Fund	**-**	-	-	139	(1)	111	(160)	251	(2)	218
Shortfall in Development Fund	**487**	288	869	228	-	-	-	-	-	-
Permitted return	**6,698**	6,606	6,581	6,434	6,376	6,162	5,846	5,555	5,221	4,837
Shortfall in Development Fund	**(487)**	(288)	(869)	(228)	-	-	-	-	-	-
Interest on borrowed capital	**(285)**	(181)	(128)	(218)	(329)	(524)	(775)	(790)	(867)	(780)
Interest on incremental customers' deposits	**(9)**	(3)	-	-	-	(3)	(3)	(1)	-	-
Transfer to Rate Reduction Reserve	**-**	-	-	(6)	(11)	(15)	(14)	(17)	(27)	(36)
Net return	**5,917**	6,134	5,584	5,982	6,036	5,620	5,054	4,747	4,327	4,021

Ten Year Balance Sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	**2006**	2005	2004	2003	2002	2001	2000	1999	1998	1997
Non-current assets										
Fixed assets	**46,565**	46,331	45,353	45,104	45,287	44,045	41,688	39,761	37,750	35,120
Employee retirement benefit assets	**539**	159	277	220	212	–	–	–	–	–
Derivative financial instruments	**1**	29	–	–	–	–	–	–	–	–
	47,105	46,519	45,630	45,324	45,499	44,045	41,688	39,761	37,750	35,120
Current assets										
Coal, fuel oil and liquefied natural gas	**204**	164	189	86	120	138	100	142	135	143
Stores and materials	**278**	281	275	281	292	301	299	309	291	280
Fuel Clause Account	**566**	1,079	1,197	1,147	1,235	1,216	981	262	186	–
Trade and other receivables	**1,056**	1,013	1,049	1,018	1,039	664	633	641	525	486
Cash and bank balances	**21**	2	7	3	2	5	12	9	–	–
	2,125	2,539	2,717	2,535	2,688	2,324	2,025	1,363	1,137	909
Current liabilities										
Bank loans and other borrowings	**(3,735)**	(4,398)	(7,535)	(8,269)	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)	(4,680)
Fuel Clause Account	**–**	–	–	–	–	–	–	–	–	(7)
Trade and other payables	**(898)**	(842)	(1,010)	(1,011)	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)	(2,351)
Current taxation	**(540)**	(220)	(229)	(301)	(419)	(792)	(209)	(227)	(179)	(142)
	(5,173)	(5,460)	(8,774)	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)	(7,180)
Net current liabilities	**(3,048)**	(2,921)	(6,057)	(7,046)	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)	(6,271)
Total assets less current liabilities	**44,057**	43,598	39,573	38,278	37,260	35,775	35,420	33,038	31,223	28,849
Non-current liabilities										
Bank loans and other borrowings	**(9,845)**	(6,936)	(4,276)	(3,852)	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)	(8,343)
Deferred creditors	**–**	(52)	(548)	(760)	(972)	(1,184)	(1,362)	(1,770)	(2,036)	(1,734)
Customers' deposits	**(1,537)**	(1,508)	(1,455)	(1,387)	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)	(1,084)
Employee retirement benefit liabilities	**(307)**	(268)	(79)	(68)	(57)	–	–	–	–	–
Deferred tax liabilities *(Note 4)*	**(5,432)**	(5,382)	(5,236)	(5,105)	(4,599)	–	–	–	–	–
Derivative financial instruments	**(1)**	(5)	–	–	–	–	–	–	–	–
	(17,122)	(14,151)	(11,594)	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)	(11,161)
Rate Reduction Reserve *(Note 1)*	**–**	–	–	(5)	(10)	(9)	(14)	(21)	(62)	(92)
Development Fund *(Note 2)*	**–**	–	–	–	(139)	(138)	(249)	(89)	(340)	(338)
Net Assets	**26,935**	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210	17,258
Capital and Reserves										
Share capital	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Notes 3 & 4)*	**4**	–	–	–	937	2,460	2,201	1,975	1,724	1,390
Hedging reserves	**(4)**	3	–	–	–	–	–	–	–	–
Proposed dividend	**4,878**	3,882	4,244	5,200	1,903	4,311	3,917	3,945	3,518	3,036
	7,289	6,296	6,655	7,611	5,251	9,182	8,529	8,331	7,653	6,837
Loan capital	**19,646**	23,151	21,324	19,490	17,587	15,924	14,385	12,868	11,557	10,421
	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210	17,258

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) Up to 2001, these reserves include a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment was required to be retained within The Hongkong Electric Company, Limited ("HEC") until such time as it may be required to pay the tax. Starting from 2002 following the implementation of Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income Taxes", a deferred tax liability has been recognised on HEC's balance sheet and this Scheme of Control tax adjustment is no longer considered necessary.

(4) Hong Kong Statement of Standard Accounting Practice No.12 (revised) "Income Taxes" was first effective for accounting periods beginning on or after 1st January 2003. In order to comply with this revised Statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

Ten Year Operating Statistics

The Hongkong Electric Company, Limited

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Units Sold (Millions of kWh)										
Commercial	**7,984**	7,866	7,781	7,596	7,709	7,456	7,141	6,875	6,781	6,401
Domestic	**2,372**	2,445	2,332	2,346	2,443	2,359	2,346	2,288	2,448	2,212
Industrial	**417**	444	480	471	490	496	505	490	464	466
Total (Millions of kWh) *(Note 1)*	**10,773**	10,755	10,593	10,413	10,642	10,311	9,992	9,653	9,693	9,079
Annual Increase (%)	**0.2**	1.5	1.7	(2.2)	3.2	3.2	3.5	(0.4)	6.8	2.3
Average Net Tariff (Cents per kWh)										
Basic Tariff	**114.4**	114.9	108.5	108.5	108.5	105.7	105.7	99.4	99.4	92.2
Fuel Clause Surcharge/(Rebate)	**4.9**	2.2	(4.1)	(6.1)	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)	(5.4)
Special Rebate	**(1.9)**	(7.1)	(1.0)	(1.0)	–	–	–	–	–	–
Rate Reduction Rebate	**–**	–	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)	(0.4)
Net Tariff (Cents per kWh)	**117.4**	110.0	103.3	101.3	101.3	96.2	90.3	90.3	90.3	86.4
			(Note 2)	*(Note 3)*						
Number of Customers (000's)	**559**	556	552	547	544	536	526	519	513	513
Installed Capacity (MW)										
Gas Turbines and Standby Units	**920**	920	920	920	920	805	805	805	805	805
Coal-fired Units	**2,500**	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Gas-fired Combined Cycle Unit	**335**	–	–	–	–	–	–	–	–	–
Wind Turbine	**1**	1	–	–	–	–	–	–	–	–
Total (MW)	**3,756**	3,421	3,420	3,420	3,420	3,305	3,305	3,305	3,305	3,305
System Maximum Demand (MW)	**2,597**	2,565	2,588	2,440	2,436	2,516	2,417	2,343	2,316	2,205
Annual Increase (%)	**1.2**	(0.9)	6.1	0.2	(3.2)	4.1	3.2	1.2	5.0	4.1
Annual Load Factor (%)	**53.6**	54.3	52.9	55.3	55.2	53.0	53.5	53.4	54.2	53.5
Thermal Efficiency (%)	**35.5**	35.1	35.3	35.3	35.4	35.5	35.6	35.8	35.9	35.8
Coal-fired Plant Availability (%)	**86.0**	88.5	87.6	87.0	88.2	87.9	84.3	87.1	89.2	91.0
Number of Switching Stations	**23**	23	22	23	22	20	20	20	18	18
Number of Zone Substations	**26**	26	26	28	26	25	25	25	23	23
Number of Consumer Substations	**3,617**	3,597	3,570	3,531	3,487	3,444	3,391	3,309	3,230	3,172
Number of Employees	**1,907**	1,965	2,022	2,092	2,168	2,277	2,325	2,403	2,490	2,542
Capital Expenditure (HK$ Million)	**2,307**	3,006	2,248	2,106	3,145	4,133	3,549	3,622	4,248	4,107

Notes:

(1) 2002 included a one-off adjustment arising from a change in the recognition of electricity units sold during the year.

(2) Applicable from April 2004 to December 2004.

(3) Applicable from January 2003 to March 2004.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 10th May 2007 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2006.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 4th April 2007

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 3rd May 2007 to Thursday, 10th May 2007, both days inclusive. To qualify for the final dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 2nd May 2007.

(4) Regarding Resolution 3 above, Mr. Francis Lee Lan-yee and Mr. Frank John Sixt will retire under Article 116 of the Company's Articles of Association and, being eligible, will offer themselves for re-election at the Meeting. Particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") are set out in Appendix II to the circular mentioned in Note (6) below.

(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company. The general mandate is being sought from members in compliance with the Companies Ordinance and the Listing Rules.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2006 annual report.

Corporate Information

Executive Directors	Canning Fok Kin-ning	*(Chairman)*
	Tso Kai-sum	*(Group Managing Director)*
	Susan Chow Woo Mo-fong	
	Andrew John Hunter	
	Kam Hing-lam	
	Francis Lee Lan-yee	
	Victor Li Tzar-kuoi	
	Neil Douglas McGee	
	Frank John Sixt	
	Wan Chi-tin	
Non-executive Directors	Ronald Joseph Arculli	
	George Colin Magnus	
	Ewan Yee Lup-yuen	
Independent Non-executive Directors	Holger Kluge	
	Ralph Raymond Shea	
	Wong Chung-hin	
Company Secretary	Lillian Wong	
Registered Office	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong	
	Telephone : 2843 3111	Facsimile : 2537 1013
	E-mail : mail@heh.com	Website : www.heh.com
Banker	The Hongkong and Shanghai Banking Corporation Limited	
Solicitors	Johnson Stokes & Master	
Auditors	KPMG	
Registrar	Computershare Hong Kong Investor Services Limited Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong	
ADR Depositary	Citibank, N.A. Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.	

Financial Calendar

Half-year results	announced 10th August 2006
Full-year results	announced 8th March 2007
Annual Report	posted to shareholders on or before 4th April 2007
Share register closed	3rd May 2007 to 10th May 2007
Annual General Meeting	to be held 10th May 2007
Dividends per share	
Interim: HK$0.58	paid 22nd September 2006
Final: HK$1.27	payable 11th May 2007

港燈
HK Electric

Design and Production by Lloyd Northover

Annual Return

公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

-

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☒ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
10	5	2007

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

44 Kennedy Road, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

mail@heh.com

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

-

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$3,300,000,000	2,134,261,654	HK$1	HK$2,134,261,654	HK$2,134,261,654
總值 Total	HK$3,300,000,000	2,134,261,654		HK$2,134,261,654	HK$2,134,261,654

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

46996

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares 現時持有量 Current Holding	股份 Shares 轉讓 Transferred 數目 Number	股份 Shares 轉讓 Transferred 日期 Date	備註 Remarks
	Please see attached shareholders' list in CD-ROM				
	總數 Total				

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

46996

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報　Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃莉華
英文姓名 Name in English	姓氏 Surname: WONG; 名字 Other Names: Lee-wah, Lillian
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	17/F., Block 16, Laguna City, Kowloon, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E602426(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報　Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁C填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	霍建寧

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	FOK	Canning Kin-ning

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20)

住址 Residential Address		國家 Country
	10/F., 1 King Tak Street, Kowloon	Hong Kong, China

(註 Note 21)

電郵地址 E-mail Address	-

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E407582(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	夏佳理

英文姓名 Name in English

姓氏 Surname	名字 Other Names
ARCULLI	Ronald Joseph

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20) 住址 Residential Address

Address	國家 Country
26G Shouson Hill Road	Hong Kong, China

(註 Note 21)

電郵地址 E-mail Address	-

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XA168716(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname | 名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
1	1	2006		31	12	2006

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since ~~incorporation if this is the first~~ Annual Return), issued any invitation to the public to ~~subscribe for any shares~~ or debentures in the company and that if the number of ~~members is in excess of 50~~ as at the Date of this Return, the excess are persons who under section ~~29(1)(b)~~ of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes - **Continuation Sheet(s) A,** - **Continuation Sheet(s) B,** 14 **Continuation Sheet(s) C and** - **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Lillian Wong
~~董事 Director~~／秘書 Secretary *

日期 Date : 7th June, 2007
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

10	5	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director

[X] 候補董事 Alternate Director

代替 Alternate to
Canning Fok Kin-ning
Frank John Sixt

中文姓名 Name in Chinese: 周胡慕芳

英文姓名 Name in English

姓氏 Surname	名字 Other Names
CHOW	Susan Woo Mo-fong

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

9A, Po Garden, 9 Brewin Path, Mid-Levels

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D083448(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
HUNTER	Andrew John

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 90 C Peak Road, The Peak

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K183379(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 甘慶林

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
KAM	Hing-lam

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 2/F., 1 Kotewall Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A682897(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

- [X] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
KLUGE	Holger

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

33 Delisle Avenue, Suite 509, Toronto, Ont.
M4V 3C7

國家 Country: Canada

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	VG355894

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

ε Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 李蘭意

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
LEE	Francis Lan-yee

前用姓名 Previous Names: -

別名 Alias: -

ε Note 20) 住址 Residential Address: Flat 75, 5/F., Tower 13, Hong Kong Parkview, 88 Tai Tam Reservoir Road

國家 Country: Hong Kong, China

: Note 21) 電郵地址 E-mail Address: -

ε Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A331694(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 李澤鉅

英文姓名 Name in English

姓氏 Surname	名字 Other Names
LI	Victor Tzar-kuoi

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: 79 Deep Water Bay Road

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D457843(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

10	5	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
MAGNUS	George Colin

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

Address	國家 Country
Flat A, 9/F., Block 4, Pacific View, 38 Tai Tam Road	Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD682766(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
MCGEE	Neil Douglas

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: Suite 1506, Parkside, Pacific Place, 88 Queensway

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD549950(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

10	5	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: [X] 董事 Director　[ ] 候補董事 Alternate Director　代替 Alternate to:

中文姓名 Name in Chinese: 佘頌平

英文姓名 Name in English:

SHEA	Ralph Raymond
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: Flat 1, 20/F., Block B, Nicholson Tower, 8 Wong Nai Chung Gap Road　國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A194583(4)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

10	5	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
SIXT	Frank John

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

	國家 Country
Flat G/B, Knightsbridge Court, 28 Barker Road, The Peak	Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K081217(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

10	5	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 曹棨森

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
TSO	Kai-sum

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: House B, 90 Peak Road, The Peak — 國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D056246(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

10	5	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 尹志田

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
WAN	Chi Tin

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

Flat A, 15/F., Block 10, Braemar Hill Mansions, 33 Braemar Hill Road, North Point

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A936912(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 黃頌顯

英文姓名 Name in English

姓氏 Surname	名字 Other Names
WONG	Chung-hin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: D72 Carolina Gardens, 34 Coombe Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	5	2007

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity
- [x] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 余立仁

英文姓名 Name in English

姓氏 Surname	名字 Other Names
YEE	Ewan Lup-yuen

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 5 Fontana Garden, 11/F., Ka Ning Path, Tai Hang

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A927361(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

File No. 82-4086

公 司 註 冊 處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

RECEIVED
2007 JUN 22 A 6:53

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2006

本陳述書包括 ______ 頁附表。

This Statement includes 4 page(s) of Schedule.

簽署 Signed : [signature]

姓名 Name : Lillian Wong

董事 ~~Director~~／秘書 Secretary *

日期 Date : 7th June, 2007 (日 DD / 月 MM / 年 YYYY)

***請刪去不適用者 Delete whichever does not apply**

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 28433111 傳真 Fax: 25371013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
A.S.L. Transport Limited	Hong Kong	Ordinary	100	
Alpha Central Profits Limited	British Virgin Islands	Ordinary		100
Associated Technical Services Limited 港燈協聯工程有限公司	Hong Kong	Ordinary	100	
Best Liaison Limited 匯英有限公司	Hong Kong	Ordinary		100
Cavendish Construction Limited 嘉雲建設有限公司	Hong Kong	Ordinary	100	
CKI Spark Holdings No. One Limited	Bahamas	Ordinary		54.76
CKI Spark Holdings No. Two Limited	Bahamas	Ordinary		54.76
CKI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		54.76
Coty Limited	British Virgin Islands	Ordinary	100	
Dunway Investment Limited	British Virgin Islands	Ordinary	100	
Fenning Limited	Hong Kong	Ordinary	100	
Fortress Advertising Company Limited 豐澤廣告有限公司	Hong Kong	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Gusbury Enterprises Inc.	Panama	Ordinary	100	
HEI China Limited	British Virgin Islands	Ordinary		100
HEI Distribution Finance (Australia) Pty Ltd.	Australia	Ordinary		100
HEI Electricity Distribution (Malaysian) Limited	Labuan, Malaysia	Ordinary		100
HEI Investment Holdings Limited	Hong Kong	Ordinary		100
HEI Power (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
HEI Spark Holdings No. One Limited	Bahamas	Ordinary		54.76
HEI Transmission Finance (Australia) Pty Limited	Australia	Ordinary		100
HEI Utilities (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Form ACT

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
HEI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		54.76
HKE International Limited	British Virgin Islands	Ordinary	100	
Hong Kong Electric International Finance (Australia) Pty Limited	Australia	Ordinary		100
Hongkong Electric (BVI) Ltd.	British Virgin Islands	Ordinary	100	
Hongkong Electric (Cayman) Limited	Cayman Islands	Ordinary	100	
Hongkong Electric (Natural Gas) Limited	British Virgin Islands	Ordinary	100	
Hongkong Electric (Panama) Ltd. Inc.	Panama	Ordinary	100	
Hongkong Electric Finance (Cayman) Limited	Cayman Islands	Ordinary	100	
Hongkong Electric Finance Ltd.	British Virgin Islands	Ordinary		100
Hongkong Electric Fund Management Limited 香港電燈基金管理有限公司	Hong Kong	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hongkong Electric International Limited	British Virgin Islands	Ordinary	100	
Hongkong Electric International Power (Mauritius) Limited	Republic of Mauritius	Ordinary		100
Kentson Limited	British Virgin Islands	Ordinary		100
Lobo Dynamic Investment Limited 宏宜力投資有限公司	Hong Kong	Ordinary	100	
Loyal Choice Resources Limited 利財資源有限公司	Hong Kong	Ordinary	100	
Riverland Investment Limited	British Virgin Islands	Ordinary		100
Sigerson Business Corp.	British Virgin Islands	Ordinary		100
Takako Holdings Limited	British Virgin Islands	Ordinary		100
The Hongkong Electric Company, Limited 香港電燈有限公司	Hong Kong	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

END